Exhibit 99.1

EXECUTION VERSION

ARRANGEMENT AGREEMENT

BETWEEN

PRECISION DRILLING CORPORATION

- AND -

CWC ENERGY SERVICES CORP.

September 7, 2023

table of contents

Article 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation Not Affected by Headings, etc.	16
1.3 Article References	16
1.4 Number and Gender	16
1.5 Date for Any Action	16
1.6 Time References	16
1.7 Entire Agreement	16
1.8 Statute and Agreement References	17
1.9 Schedules	17
1.10 Currency	17
1.11 Accounting Matters	17
1.12 Interpretation Not Affected by Party Drafting	17
1.13 Knowledge	17
Article 2 THE ARRANGEMENT	18
2.1 Plan of Arrangement	18
2.2 Recommendation of the Company Board	18
2.3 Interim Order	19
2.4 Information Circular and Company Meeting	20
2.5 Preparation of Filings	23
2.6 Employee Obligations and Employment-Related Covenants	24
2.7 Treatment of Company Options and Company Restricted Awards	26
2.8 Final Order	26
2.9 Dissenting Shareholders	27
2.10 Payment of Consideration	27
2.11 Company Withholdings	27
2.12 Company Voting Support Agreements	27
Article 3 COVENANTS	28
3.1 Covenants of Purchaser	28
3.2 Additional Covenants of Purchaser	30
3.3 Covenants of Company	30
3.4 Mutual Covenants Regarding the Arrangement	39
3.5 Regulatory Approvals (Including Competition Act Clearance)	40
3.6 Provision of Information and Integration of Operations	41
Article 4 REPRESENTATIONS AND WARRANTIES	42
4.1 Representations and Warranties of Purchaser	42
4.2 Representations and Warranties of Company	43
4.3 Privacy Issues	43
Article 5 CONDITIONS PRECEDENT	44
5.1 Mutual Conditions Precedent	44
5.2 Additional Conditions to Obligations of Purchaser	45
5.3 Additional Conditions to Obligations of Company	47
5.4 Notice and Effect of Failure to Comply with Conditions	48
5.5 Satisfaction of Conditions	48

i

Article 6 NON-SOLICITATION AND AGREEMENT AS TO DAMAGES	49
6.1 Covenants Regarding Non-Solicitation	49
6.2 Purchaser Damages	54
6.3 Purchaser Liquidated Damages	55
Article 7 AMENDMENT	55
7.1 Amendment	55
7.2 Amendment of Plan of Arrangement	56
Article 8 TERMINATION	56
8.1 Termination	56
Article 9 NOTICES	57
9.1 Notices	57
Article 10 GENERAL	58
10.1 Non-Survival of Representations and Warranties	58
10.2 Binding Effect	59
10.3 Assignment	59
10.4 Public Communications	59
10.5 Costs	59
10.6 Severability	59
10.7 Further Assurances	59
10.8 Specific Performance	60
10.9 Time of Essence	60
10.10 Applicable Laws and Enforcement	60
10.11 Waiver	60
10.12 Third Party Beneficiaries	60
10.13 Counterparts	61

Schedule "A" – Plan of Arrangement

Schedule "B" – Form of Arrangement Resolution

Schedule "C" – Representations and Warranties of Purchaser

Schedule "D" – Representations and Warranties of Company

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated effective as of September 7, 2023.

BETWEEN:

PRECISION DRILLING CORPORATION, a corporation existing under the laws of the Province of Alberta ("Purchaser")

AND

CWC ENERGY SERVICES CORP., a corporation existing under the laws of the Province of Alberta ("Company")

WHEREAS:

A.	Purchaser and Company wish to propose an arrangement involving, among other things, the acquisition by Purchaser of all of the issued and outstanding Company Shares;

B.	the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA, on the terms and subject to the conditions set out in this Agreement and the Plan of Arrangement attached hereto as Schedule "A"; and

C.	the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the preamble and recitals hereto, the following defined terms have the meanings hereinafter set forth:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B 9, as such may be amended from time to time prior to the Effective Date;

(b)	"Acquisition Proposal" means, other than the Arrangement, any inquiry or request for discussions or negotiations or the making of any offer or proposal, whether or not such inquiry, request, offer or proposal is subject to due diligence or other conditions or whether or not in writing to Company or the Company Shareholders from any Person or Persons "acting jointly or in concert" (within the meaning of NI 62-104) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(i)	any direct or indirect sale, issuance or acquisition of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) from Company or the Company Shareholders as the case may be that, when taken together with any securities of Company held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror and assuming the conversion of any convertible securities held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership representing 20% or more of any class of equity or voting securities of Company or rights or interests therein or thereto;

(ii)	any direct or indirect acquisition or purchase (or any lease, long-term supply agreement, joint venture or other arrangement having the same economic effect as an acquisition or purchase) of assets of Company representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Company;

(iii)	an amalgamation, arrangement, share exchange, merger, business combination, consolidation, recapitalization or other similar transaction involving Company;

(iv)	a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or other similar transaction involving Company that, if consummated, would result in a Person or group of Persons acting jointly or in concert acquiring beneficial ownership of 20% or more of any class of equity or voting securities of Company and assuming the conversion of any convertible securities held by the Person or group of Persons acting jointly or in concert;

(v)	any other transaction which would or could reasonably be expected to materially impede, interfere with or delay the transactions contemplated by this Agreement or the Arrangement, or prevent the completion of the Arrangement;

(vi)	any other transaction that would or could reasonably be expected to materially reduce the benefits to Purchaser under this Agreement or the Arrangement; or

(vii)	any public announcement or other public disclosure of an intention to do any of the foregoing;

(c)	"AcquisitionCo" has the meaning ascribed thereto in Section 2.1(c);

(d)	"Advance Ruling Certificate" means an advance ruling certificate pursuant to section 102 of the Competition Act;

(e)	"affiliate" has the meaning ascribed thereto in the Securities Act;

(f)	"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the Schedules attached hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(g)	"Anti-Corruption Laws" has the meaning ascribed thereto in Section (uu)(ii) of Schedule "D";

(h)	"Applicable Canadian Securities Laws" means, collectively, and as the context may require, the applicable securities legislation of each of the provinces of Canada, and the rules, regulations, instruments, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(i)	"Applicable Laws", in the context that refers to one or more Persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities, as the same may be amended from time to time prior to the Effective Date and to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority;

(j)	"applicable privacy laws" has the meaning ascribed thereto in Section 4.3(a)(i);

(k)	"Arrangement" means the arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, or modified in accordance with the provisions of this Agreement and the Plan of Arrangement, or amended or made at the direction of the Court in the Final Order (with the consent of both Company and Purchaser, each acting reasonably);

(l)	"Arrangement Resolution" means the special resolution of the Company Shareholders in respect of the Arrangement to be considered at the Company Meeting substantially in the form attached hereto as Schedule "B";

(m)	"Articles of Arrangement" means the articles of arrangement of Company giving effect to the Arrangement, required under subsection 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted, which shall be in a form and content satisfactory to the Parties, acting reasonably;

(n)	"authorized authority" has the meaning ascribed thereto in Section 4.3(a)(ii);

(o)	"Breaching Party" has the meaning ascribed thereto in Section 5.4;

(p)	"Business Day" means any day other than a Saturday, Sunday, statutory holiday or other day when banks in the City of Calgary, Alberta are not generally open for business;

(q)	"CIBC Capital Markets" means CIBC World Markets Inc.;

(r)	"Commissioner" means the Commissioner of Competition appointed pursuant to section 7 of the Competition Act and includes any person designated by the Commissioner to act on his behalf;

(s)	"Company" means CWC Energy Services Corp., a corporation existing under the laws of the Province of Alberta;

(t)	"Company Balance Sheet" has the meaning ascribed thereto in Section (o)(i) of Schedule "D";

(u)	"Company Board" means the board of directors of Company as it may be comprised from time to time, including any duly constituted and acting committee thereof;

(v)	"Company Credit Facility" means, collectively, Company's $50,710,000 Canadian syndicated facility, US$12,000,000 U.S. syndicated facility, $7,500,000 Canadian operating facility and US$5,000,000 U.S. operating facility due July 31, 2025, as further described in the Company Financial Statements;

(w)	"Company Disclosure Letter" means the disclosure letter dated as of the date of this Agreement from Company to Purchaser;

(x)	"Company Employee Costs" means obligations of Company for Executive Employees and Continuing Employees pursuant to all employment agreements, termination, severance, bonus and retention plans or policies (but excluding salary and vacation pay earned and accrued up to the Effective Date) providing for cash or other compensation or benefits upon the consummation of the Arrangement, but not including payments in respect of: (i) Company Options as provided in this Agreement and the Conditional Option Exercise and Surrender Agreement; or (ii) Company Restricted Awards as provided in this Agreement;

(y)	"Company Fairness Opinion" means the opinion of CIBC Capital Markets, the financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

(z)	"Company Financial Statements" means, collectively:

(i)	the audited consolidated financial statements of Company as at and for the fiscal years ended December 31, 2022 and December 31, 2021, together with the notes thereto and the auditors' report thereon; and

(ii)	the unaudited condensed financial statements of Company as at and for the three- and six-month periods ended June 30, 2023 and 2022, together with the notes thereto;

(aa)	"Company Incentive Plans" means, collectively, the Company Restricted Award Plan and the Company Option Plan;

(bb)	"Company Information" means the information included in the Information Circular (including information incorporated into the Information Circular by reference) describing Company and the business, operations and affairs of Company together with any amendments thereto or supplements thereof in accordance with the terms of this Agreement and under Applicable Canadian Securities Laws;

(cc)	"Company Material Contracts" has the meaning ascribed thereto in Section (jj) of Schedule "D";

(dd)	"Company Meeting" means the special meeting of Company Shareholders to be held in accordance with this Agreement and the Interim Order to consider the Arrangement Resolution and any adjournment(s) or postponement(s) thereof;

(ee)	"Company Option Plan" means the stock option plan of Company dated May 1, 2007, as amended;

(ff)	"Company Optionholder" means the sole holder of Company Options;

(gg)	"Company Options" means the outstanding stock options of Company granted under the Company Option Plan, whether or not vested, entitling the Company Optionholder to acquire Company Shares;

(hh)	"Company Payout Letter" has the meaning ascribed thereto in Section 3.3(q)(i);

(ii)	"Company Plans" has the meaning ascribed thereto in Section (kk) of Schedule "D";

(jj)	"Company Public Record" means all information filed by or on behalf of Company since January 1, 2023 with the Securities Authorities, which is available for public viewing on the SEDAR+ website at www.sedarplus.ca under Company's profile;

(kk)	"Company Restricted Award Plan" means the restricted award incentive plan of Company dated December 18, 2012, as amended;

(ll)	"Company Restricted Awards" means the restricted awards granted under the Company Restricted Award Plan;

(mm)	"Company Shareholders" means holders of Company Shares from time to time;

(nn)	"Company Shares" means the common shares in the capital of Company;

(oo)	"Company Transaction Costs" means all costs and expenses of Company (whether incurred, accrued or billed) in connection with this Agreement and the Arrangement, including fees and expenses of financial and accounting advisors, printing, mailing, solicitation, proxy solicitation services (other than for fees incurred for proxy solicitation services that are requested by Purchaser which will be for the account of Purchaser) and shareholder communication costs, Company Meeting costs, legal fees and disbursements, the amount to be paid to holders of Company Options and Company Restricted Awards under the Conditional Option Exercise and Surrender Agreement and the Arrangement, as applicable, the Company Employee Costs, and the cost of Equivalent Insurance (the cost and premiums of which for the duration of the Equivalent Insurance will be paid in full by Company on or prior to the Effective Date) but excludes, for greater certainty, the Purchaser Termination Fee, and any costs, expenses or filing fees associated or incurred in connection with the Regulatory Approvals;

(pp)	"Company Voting Support Agreements" means the voting support agreements between Purchaser and all directors and executive officers of Company and certain significant shareholders of Company, being BCP II AIV LP, Brookfield Business Partners Canada LP and Canada Pension Plan Investment Board Private Holdings Inc., pursuant to which each such Person agreed, among other things, not to dispose of any of his, her or its Company Shares and Company Restricted Awards prior to the Effective Date, to vote in favour of the Arrangement Resolution, to not dissent in respect of the Arrangement and otherwise to support the Arrangement;

(qq)	"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, and includes the regulations promulgated thereunder;

(rr)	"Competition Act Clearance" means the occurrence of one or more of the following, in respect of the transactions contemplated by this Agreement:

(i)	the Commissioner shall have issued an Advance Ruling Certificate; or

(ii)	both (i) the Commissioner shall have issued a No Action Letter to Purchaser, and (ii) either the waiting period has expired or been terminated by the Commissioner under sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under section 113(c) thereof;

(ss)	"Conditional Option Exercise and Surrender Agreement" means the agreement pursuant to which the Company Optionholder, agrees, subject to the condition precedent of the Arrangement becoming effective, to exercise and surrender to Company all of their Company Options in exchange for an amount equal to the amount by which $0.196668 per Company Share exceeds the exercise price thereof, payable in cash (less the amount of applicable witholdings) to the Company Optionholder in full satisfaction of Company's obligations under such surrendered Company Option;

(tt)	"Confidentiality Agreement" means the confidentiality agreement between Purchaser and Company dated July 14, 2023;

(uu)	"Consideration" means the consideration payable pursuant to the Plan of Arrangement to a Person who is a Company Shareholder;

(vv)	"Continuing Employee(s)" means all the employees of Company other than the Executive Employees;

(ww)	"Contract" means, with respect to a Party, a binding contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

(xx)	"Court" means the Court of King's Bench of Alberta;

(yy)	"COVID-19" means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof (including BA.2.86) or related or associated epidemics, pandemics or disease outbreaks;

(zz)	"Depositary" means Computershare Trust Company of Canada or such other Person that may be appointed by Purchaser with the consent of Company (such consent not to be unreasonably withheld, conditioned or delayed) in connection with the Arrangement for inter alia the purpose of receiving deposits of certificates formerly representing the Company Shares and paying the Consideration;

(aaa)	"Disclosed Personal Information" has the meaning ascribed thereto in Section 4.3(b);

(bbb)	"Dissent Rights" has the meaning ascribed thereto in the Plan of Arrangement;

(ccc)	"Effective Date" has the meaning ascribed thereto in Section 2.1(b);

(ddd)	"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(eee)	"Encumbrances" means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or assets, or any part thereof or interest therein or capable of becoming any of the foregoing;

(fff)	"Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws;

(ggg)	"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all Applicable Laws, relating to environmental or health and safety matters of the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use, handling and storage of Hazardous Substances;

(hhh)	"Equivalent Insurance" has the meaning ascribed thereto in Section 3.2(a);

(iii)	"Executive Employee(s)" means the members of the executive leadership team of Company being all officers of Company that are listed in Section 1.1(iii) of the Company Disclosure Letter;

(jjj)	"Final Order" means the order of the Court approving the Arrangement to be applied for by Company following the approval of the Arrangement Resolution at the Company Meeting and to be granted pursuant to subsection 193(4) of the ABCA in respect of Company, as such order may be affirmed, amended or modified by the Court (with the consent of both Company and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that, such amendment is acceptable to both Company and Purchaser, each acting reasonably) on appeal;

(kkk)	"Governmental Authority" means any:

(i)	national, federal, provincial, state, regional, municipal, local or other government or any governmental regulatory or administrative authority department, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, or official, domestic or foreign including any political subdivision thereof;

(ii)	any subdivision, agent, commission, board or authority of any of the foregoing;

(iii)	any quasi-governmental or private body exercising any regulatory or expropriation authority under or for the account of any of the foregoing; and

(iv)	any stock exchange, including the TSXV, TSX or NYSE;

(lll)	"Governmental Authorizations" has the meaning ascribed thereto in Section (q)(i) of Schedule "D";

(mmm)	"Hazardous Substances" means any pollutant, contaminant, waste or other substance of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, or that is prohibited, listed, defined, designated, regulated, classified judicially interpreted or identified in any applicable Environmental Laws including petroleum and all derivatives thereof and synthetic substitutions therefor;

(nnn)	"IFRS" means International Financial Reporting Standards as incorporated in the Handbook of the Chartered Professional Accountants (Canada) at the relevant time applied on a consistent basis;

(ooo)	"Improvements" means plants, buildings, structures, fixtures, erections and improvements located on, over, under or upon the Real Property and mechanical, electrical, plumbing, heating and air-conditioning systems relating to the Real Property, including any of the foregoing under construction, but in each case, only to the extent owned by Company or any of its subsidiaries;

(ppp)	"includes" or "including" shall be deemed to mean "includes, without limitation" or "including, without limitation";

(qqq)	"Information Circular" means the management information circular of Company, together with all appendices thereto to be mailed or otherwise distributed by Company to the Company Shareholders, and such other securityholders of Company as may be required pursuant to the Interim Order in connection with the Company Meeting;

(rrr)	"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Company Meeting, as such order may be affirmed, amended or modified by the Court (with the consent of both Company and Purchaser, each acting reasonably) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that, such amendment is acceptable to both Company and Purchaser, each acting reasonably) on appeal;

(sss)	"Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), and includes the regulations promulgated thereunder;

(ttt)	"ITA" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

(uuu)	"Leased Real Property" means lands and premises used by Company or any of its subsidiaries that are leased, subleased, licensed to or otherwise occupied by the Company or any of its subsidiaries and any Improvements located thereon, but excluding the Owned Real Property;

(vvv)	"Material Adverse Change" or "Material Adverse Effect" means, with respect to either party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually or in the aggregate is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise), capitalization, results of operations or cash flows of such Party, taken as a whole, other than any such fact or state of facts, circumstance, change, effect, occurrence or event directly or indirectly relating to or resulting from:

(i)	conditions affecting the oilfield services industry generally in jurisdictions in which such Party carries on its business (whether now known or unknown or whether foreseeable or unforeseeable in the future);

(ii)	changes to Applicable Laws, Taxes, IFRS or changes in accounting or regulatory requirements generally applicable to the oilfield services industry as a whole;

(iii)	general economic, financial, currency exchange, securities, credit or commodity market conditions in Canada, the United States or elsewhere;

(iv)	global, national or regional political conditions, including wars (including the war in Ukraine), the outbreak of war, riots or civil unrest or acts of terrorism or sabotage affecting the jurisdictions in which such Party conducts business;

(v)	any acts of God, natural disasters (including wildfires), epidemics, pandemics (including COVID-19), disease outbreak or similar public health crisis or public health event, or any material escalation or worsening thereof;

(vi)	changes in the price (on a current or forward basis) of crude oil, natural gas or related hydrocarbons;

(vii)	any matter which has been publicly disclosed by Company in the Company Public Record subsequent to January 1, 2023 and prior to the date of this Agreement (other than a matter which has been disclosed as a risk factor or under a forward-looking statement advisory) or in the Company Disclosure Letter and any matter which has been publicly disclosed by Purchaser in the Purchaser Public Record subsequent to January 1, 2023 and prior to the date of this Agreement (other than a matter which has been disclosed as a risk factor or under a forward-looking statement advisory) or in the Purchaser Disclosure Letter, except in each case to the extent any such fact or state of facts, circumstance, change, effect, occurrence or event arises after the date hereof;

(viii)	a change in the market trading price or trading volume of such Party’s publicly listed securities (it being understood that, unless otherwise excluded by paragraphs (i) through (xii) of this definition, the causes underlying any such change may be considered to determine whether same constitutes a Material Adverse Change or Material Adverse Effect);

(ix)	the failure of such Party to meet any internal or published projections, forecasts or estimates of revenues, earnings or cash flows (it being understood that, unless otherwise excluded by paragraphs (i) through (xii) of this definition, the causes underlying any such failure may be considered to determine whether same constitutes a Material Adverse Change or Material Adverse Effect);

(x)	any action taken by a Party that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business) including in connection with obtaining the Required Regulatory Approval;

(xi)	the announcement of this Agreement and the transactions contemplated hereby, including the Arrangement or the announcement thereof; or

(xii)	any matter expressly consented to in writing by the other Party after the date hereof or permitted or required by this Agreement,

provided, however, that (A) any change or effect referred to in clause (i), (ii),(iii), (iv), (v) or (vi) above does not primarily relate only to (or have the effect of primarily relating only to) the applicable Party or disproportionately affects the applicable Party compared to other entities of similar size operating in the oilfield services industry in the same jurisdictions in which the Party operates, in which case the relevant exclusion from this definition of Material Adverse Change or Material Adverse Effect referred to above shall not be applicable; and (B) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Material Adverse Change" or "Material Adverse Effect" has occurred;

(www)	"Misrepresentation", "Material Change" and "Material Fact" have the meanings ascribed thereto under the Securities Act;

(xxx)	"Modern Slavery Laws" has the meaning ascribed thereto in Section (uu)(ii) of Schedule "D";

(yyy)	"Money Laundering Laws" has the meaning ascribed thereto in Section (uu)(i) of Schedule "D";

(zzz)	"NI 62-104" means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

(aaaa)	"No Action Letter" means a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

(bbbb)	"NYSE" means the New York Stock Exchange;

(cccc)	"Outside Date" means November 30, 2023 or such later date as may be agreed to in writing by the Parties; provided that if the Competition Act Clearance has not been obtained by the Outside Date, but all other conditions to effect the Arrangement set forth in Article 5 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Effective Time), the Outside Date shall initially be automatically extended (without any further action on the part of the Parties) by 90 days and following the expiry of the initial 90 day automatic extension if Competition Act Clearance has not been obtained, shall, at either Purchaser’s or Company’s election (on written notice to the other Party prior to the then Outside Date), be automatically extended (without any further action on the part of the Parties) for an additional 30 days;

(dddd)	"Owned Real Property" means real property owned by Company or any of its subsidiaries, including any Improvements located thereon;

(eeee)	"Parties" means, collectively, the parties to this Agreement, and "Party" means either one of them;

(ffff)	"Permitted Encumbrances" means: (i) with respect to Company, Encumbrances specifically disclosed to Purchaser by Company in the Company Disclosure Letter and with respect to Purchaser, Encumbrances specifically disclosed to Company by Purchaser in the Purchaser Disclosure Letter; (ii) restrictive covenants, easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, wires and similar rights in real property or any interest therein, provided the same are not of such nature as to materially adversely affect the use of the property subject thereto; (iii) any Encumbrances, registrations or instruments registered or recorded against title to the Real Property or the lands upon which the Real Property is located or otherwise reflected in any title commitment set forth in the Company Disclosure Letter; (iv) any conditions, rights, reservations, exceptions, limitations, provisos or restrictions that are contained in any original grants of, titles to, or transfers from the Crown of, any such real property or interests therein and exceptions to title under Applicable Laws; (v) the regulations and any rights reserved to or vested in any Governmental Authority to levy Taxes or to control or regulate any Party's interests in any manner; (vi) undetermined or inchoate liens incurred or created in the ordinary course of business as security for a Party's share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time; (vii) undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (viii) any statutory Encumbrance for Taxes or other governmental charges or assessments not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; (ix) any Encumbrances under a Party's existing credit facilities; and (x) purchase money security interests and liens securing capital leases, provided that (A) such liens are liens limited to the property or assets purchased or leased, or (B) such Encumbrances exist as of the date hereof;

(gggg)	"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(hhhh)	"Personal Information" has the meaning ascribed thereto in Section 4.3(a)(iii);

(iiii)	"Plan of Arrangement" means the plan of arrangement under the ABCA substantially in the form set forth in Schedule "A", as such plan of arrangement may be amended or supplemented from time to time in accordance with the terms thereof and hereof or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

(jjjj)	"Post-Arrangement Reorganization" has the meaning ascribed thereto in Section 3.6(d)(i)

(kkkk)	"Public-Health Measures" means any actions taken or not taken (a) to comply with facility closure, quarantine, "stay at home", "shelter in place", social or physical distancing, travel restriction or other directive, guideline or recommendation issued by any Governmental Authority or any other Applicable Law in response to COVID-19 or any other epidemic, pandemic or disease outbreak; or (b) in good faith and on a commercially reasonable basis to mitigate, remedy, respond to or otherwise address the actual or reasonably anticipated effects or impacts of COVID-19 or any other epidemic, pandemic or disease outbreak, including to protect the health and safety of the employees of a Party and other individuals having business dealings with such Party or to respond to third party supply or service disruptions caused by COVID-19 or any other epidemic, pandemic or disease outbreak;

(llll)	"Purchaser" means Precision Drilling Corporation, a corporation existing under the laws of the Province of Alberta;

(mmmm)	"Purchaser Balance Sheet" has the meaning ascribed thereto in Section (q)(i) of Schedule "C";

(nnnn)	"Purchaser Board" means the board of directors or other applicable governing body of Purchaser, as it may be comprised from time to time;

(oooo)	"Purchaser Damages Event" has the meaning ascribed thereto in Section 6.2;

(pppp)	"Purchaser Disclosure Letter" means the disclosure letter dated as of the date of this Agreement from Purchaser to Company;

(qqqq)	"Purchaser Financial Statements" means, collectively:

(i)	the audited consolidated financial statements of Purchaser as at and for the fiscal years ended December 31, 2022 and December 31, 2021, together with the notes thereto and the auditors' report thereon; and

(ii)	the unaudited condensed financial statements of Purchaser as at and for the three- and six-month periods ended June 30, 2023 and 2022, together with the notes thereto;

(rrrr)	"Purchaser Information" means the information included in the Information Circular (including information incorporated into the Information Circular by reference) describing Purchaser and the business, operations and affairs of Purchaser together with any amendments thereto or supplements thereof in accordance with the terms of this Agreement and under Applicable Canadian Securities Laws;

(ssss)	"Purchaser Material Contracts" means all Contracts of Purchaser under which any consents or approvals to the consummation of the Arrangement are required from any third party to any such Contracts, except for any Contracts for which the failure to obtain such consent or approval would not have a Material Adverse Effect with respect to Purchaser;

(tttt)	"Purchaser Material Subsidiaries" means Precision Drilling Canada Limited Partnership, Precision Limited Partnership, Precision Diversified Oilfield Services Corp., Precision Drilling (U.S.) Corporation, Grey Wolf Drilling Limited, Grey Wolf Drilling (Barbados) Ltd., Precision Drilling Holdings Company, Precision Completions & Production Services Ltd. and Precision Drilling Company, LP;

(uuuu)	"Purchaser Public Record" means all information filed by or on behalf of Purchaser since January 1, 2023 with the Securities Authorities, which is available for public viewing on the SEDAR+ website at www.sedarplus.ca under Purchaser's profile;

(vvvv)	"Purchaser Shares" means the common shares in the capital of Purchaser;

(wwww)	"Purchaser Termination Fee" has the meaning ascribed thereto in Section 6.2;

(xxxx)	"Real Property" means Owned Real Property and Leased Real Property;

(yyyy)	"Real Property Leases" means Contracts pursuant to which Company or any of its subsidiaries use or occupy the Leased Real Property;

(zzzz)	"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

(aaaaa)	"Regulatory Approvals" means any consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by law or a Governmental Authority or pursuant to a written agreement between the Parties and a Governmental Authority to refrain from consummating the Arrangement, in each case required under Applicable Law in connection with the Arrangement, including the Competition Act Clearance;

(bbbbb)	"Representatives" means the officers, directors, employees, financial advisors, legal counsel, accountants, advisors and all other representatives and agents of either Party, as the context requires;

(ccccc)	"Required Regulatory Approval" means the Competition Act Clearance;

(ddddd)	"Sanctioned Country" has the meaning ascribed thereto in Section (uu)(iv) of Schedule "D";

(eeeee)	"Sanctioned Person" has the meaning ascribed thereto in Section (uu)(iv) of Schedule "D";

(fffff)	"Sanctions" has the meaning ascribed thereto in Section (uu)(ii) of Schedule "D";

(ggggg)	"Section 3(a)(10) Exemption" has the meaning ascribed thereto in Section 2.3(b)(x);

(hhhhh)	"Securities Act" means the Securities Act, R.S.A. 2000, c. S 4, as such may be amended prior to the Effective Date;

(iiiii)	"Securities Authorities" means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces of Canada (provided that references to Company filing documents with Securities Authorities exclude Québec);

(jjjjj)	"subsidiary" has the meaning ascribed thereto in the Securities Act;

(kkkkk)	"Superior Proposal" means an unsolicited written bona fide Acquisition Proposal made after the date hereof, by a Person other than Purchaser to acquire not less than all of the Company Shares or all or substantially all of the assets of Company on a consolidated basis that:

(i)	is not subject to any financing condition and in respect of which any funds or other consideration necessary to complete the Acquisition Proposal has been demonstrated, to the satisfaction of the Company Board, to have been obtained, or in respect of which the Company Board determines in good faith, after receiving advice from its legal counsel and financial advisors that adequate arrangements have been made, to fund completion of the Acquisition Proposal at the time and on the basis set out therein;

(ii)	the Company Board and any relevant committee thereof has determined in good faith is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such proposal;

(iii)	complies with Applicable Laws and that did not result from or involve a breach of any agreement by the Person making such proposal or a breach of Section 6.1;

(iv)	is not subject to any due diligence or access condition;

(v)	that the Company Board determines in good faith after consultation with its financial advisors and legal counsel, is a transaction that would, if consummated in accordance with its terms (but not assuming away any risk of non- completion), result in a transaction more favourable to the Company Shareholders from a financial point of view than the transactions contemplated by this Agreement (including in each case after taking into account any modifications to this Agreement proposed by Purchaser as contemplated by Section 6.1(d)); and

(vi)	that the Company Board determines in good faith after consultation with its financial advisors and legal counsel, is a transaction the failure by the Company Board to accept, recommend, approve or enter into a definitive agreement to implement such Acquisition Proposal would be inconsistent with its fiduciary duties under Applicable Law;

(lllll)	"Tax" or "Taxes" shall mean: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever however denominated imposed by any Taxing Authority, whether computed on a separate, consolidated, unitary, combined or other basis, which taxes shall include all income or profits taxes (including domestic or foreign federal income taxes and provincial/state income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, social security taxes, Canada Pension Plan contributions, payroll contributions and taxes, any amounts owing or refunds owing under section 125.7 of the ITA, sales and use taxes, value added taxes, goods and services taxes, harmonized sales taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, municipal taxes, environmental taxes, capital taxes, corporate minimum taxes, withholding taxes, employee health taxes, surtaxes, customs, import and export taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Company is required to pay, deduct, withhold, remit or collect; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

(mmmmm)	"Tax Returns" shall mean all reports, estimates, elections, notices, filings, designations, forms, declarations of estimated Tax, information statements and returns, applications (including any documents filed under section 125.7 of the ITA), and other similar documents relating to, or required to be supplied to any Taxing Authority in connection with, any Taxes (including withholding tax returns and reports, information returns and reports, and any schedules, attachments, supplements, appendices and exhibits thereto), whether in tangible, electronic or other form;

(nnnnn)	"Taxing Authority" shall mean any Governmental Authority responsible for the imposition, collection, review, audit, assessment, reassessment or similar action or conduct of any Tax (domestic or foreign);

(ooooo)	"Technology" has the meaning ascribed thereto in Section (ii)(ii) of Schedule "D";

(ppppp)	"Terminating Party" has the meaning ascribed thereto in Section 5.4;

(qqqqq)	"Termination Notice" has the meaning ascribed thereto in Section 5.4;

(rrrrr)	"Third Party Beneficiaries" has the meaning ascribed thereto in Section 10.12;

(sssss)	"threatened" when used in relation to legal action or any other matter, means that a written demand has been made or a written notice has been given that such legal action or other matter is to be asserted, commenced, taken or otherwise pursued in the future or that an event has occurred or circumstances exist that would lead a reasonable Person to conclude that such legal action or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future;

(ttttt)	"TSX" means the Toronto Stock Exchange;

(uuuuu)	"TSXV" means the TSX Venture Exchange;

(vvvvv)	"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(wwwww)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(xxxxx)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(yyyyy)	"U.S. Securities Laws" means collectively, and as the context may require, the applicable federal and state securities legislation of the United States (including, but not limited to, the U.S. Exchange Act and the U.S. Securities Act) and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections, subsections and the insertion of headings is for convenience of reference only and does not affect the construction or interpretation of this Agreement.

1.3	Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4	Number and Gender

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. If a word is defined in this Agreement a grammatical derivative of that word shall have a corresponding meaning.

1.5	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place. Notwithstanding the forgoing, this provision does not apply to the time periods set forth in Section 6.1.

1.6	Time References

Unless otherwise expressly stated, references to time are to local time, Calgary, Alberta.

1.7	Entire Agreement

This Agreement, the Confidentiality Agreement, the Company Disclosure Letter and the Purchaser Disclosure Letter constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.

1.8	Statute and Agreement References

Any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to any regulations promulgated thereunder from time to time in effect and such statute or section (or regulations thereunder) as amended, restated or re-enacted from time to time. References to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time.

1.9	Schedules

The following Schedules annexed to this Agreement, being:

Schedule "A"– Plan of Arrangement

Schedule "B"– Form of Arrangement Resolution

Schedule "C" – Representations and Warranties of Purchaser

Schedule "D" – Representations and Warranties of Company

are incorporated by reference into this Agreement and form a part hereof.

1.10	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.11	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under, and all determinations of an accounting nature are required to be made shall be made in a manner consistent with IFRS.

1.12	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.13	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of, in the case of Company, its President and Chief Executive Officer and its Chief Financial Officer and, in the case of Purchaser, its President and Chief Executive Officer and its Chief Financial Officer, in each case after due inquiry (provided that, "due inquiry" does not require such persons to make enquiries of any person who is not a director, officer, employee or consultant of Company or Purchaser, respectively) and does not include the knowledge or awareness of any other individual and does not otherwise include any constructive, implied or imputed knowledge.

Article 2
THE ARRANGEMENT

2.1	Plan of Arrangement

(a)	On the terms and subject to the conditions set forth in this Agreement, the Parties agree to carry out the Arrangement in accordance with the Plan of Arrangement pursuant to which (among other things), each of the steps, events or transactions set out in the Plan of Arrangement shall occur and shall be deemed to occur sequentially in the order set out therein without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(b)	The Plan of Arrangement may be amended in accordance with Section 7.2. As soon as reasonably practicable, but in any event no later than the earlier of the second Business Day after the last of the conditions set forth in Article 5 have been satisfied and by the Outside Date if the conditions set forth in Article 5 have been satisfied (other than, in each case, those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is, unless another time or date is agreed to in writing by the Parties (the "Effective Date"), the Parties will complete the Arrangement and the Arrangement shall become effective at the Effective Time whereupon the steps comprising the Plan of Arrangement will be deemed to occur in the order, at the times, and in the manner set forth therein. The closing of the transactions contemplated hereby will take place at the offices of counsel to Company or at such other location as may be agreed upon by the Parties. Without limiting the generality of the foregoing, Company and Purchaser shall execute and deliver such closing documents and instruments and Company shall forthwith on the Effective Date proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to subsection 193(4.1) of the ABCA

(c)	Notwithstanding any other provision of this Agreement, Purchaser may acquire the Company Shares through a direct or indirectly wholly-owned subsidiary, currently existing or to be organized under Applicable Laws of any jurisdiction in Canada ("AcquisitionCo"). If the Arrangement is undertaken in whole or in part by AcquisitionCo, Purchaser hereby unconditionally and irrevocably guarantees in favour of Company the due and punctual performance by AcquisitionCo of AcquisitionCo's obligations under the Arrangement and this Agreement. Purchaser hereby agrees that Company shall not have to proceed first against AcquisitionCo in respect of any such matter before exercising its rights under this guarantee against Purchaser and agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations.

(d)	The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement and grants the Final Order, the issuance of the Purchaser Shares issuable to Company Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set out in this Section 2.1(d).

2.2	Recommendation of the Company Board

Company represents and warrants to Purchaser that the Company Board has:

(a)	unanimously determined, after receiving the advice of its financial and legal advisors, that:

(i)	the Arrangement is fair to the Company Shareholders;

(ii)	it will recommend that the Company Shareholders vote in favour of the Arrangement Resolution;

(iii)	the Arrangement and the entry into this Agreement are in the best interests of Company; and

(iv)	it approves this Agreement and the transactions contemplated hereby

(collectively, Sections 2.2(a)(i), 2.2(a)(ii) and 2.2(a)(iii), the "Company Board Recommendation"); and

(b)	received the Company Fairness Opinion.

2.3	Interim Order

(a)	Company agrees that as soon as reasonably practicable after the date hereof, but in any event not later than October 6, 2023, Company shall apply to Court for the Interim Order, in a manner reasonably acceptable to Purchaser pursuant to section 193 of the ABCA. In cooperation with Purchaser, acting reasonably, Company shall diligently pursue the application for the Interim Order. Company shall provide notice to the Registrar of the application for the Interim Order pursuant to section 193(3.1) of the ABCA, and promptly inform Purchaser if the Registrar intends to appear at the application.

(b)	The Interim Order shall provide, among other things:

(i)	for the calling and the holding of the Company Meeting, including the record date for determining the Persons to whom notice of the Company Meeting is to be provided and for determining the Persons entitled to vote at the Company Meeting and for the manner in which such notice is to be provided;

(ii)	that the securities of Company for which holders as at the record date established for the Company Meeting shall be entitled to vote on the Arrangement Resolution shall be the Company Shares;

(iii)	that all Company Shareholders as at the record date established for the Company Meeting, or otherwise permitted under the ABCA (as the same may be amended by the Interim Order), shall be entitled to vote on the Arrangement Resolution, with each Company Shareholder being entitled to one vote for each Company Share held by it;

(iv)	that subject to the approval of the Court, the requisite level of approval for the Arrangement Resolution shall be at least:

(A)	two-thirds of the votes cast by the Company Shareholders present in person or represented by proxy at the Company Meeting; and

(B)	if required, a majority of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting, after excluding the votes cast by those Persons whose votes must be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions;

(v)	that, in all other material respects, the terms, restrictions and conditions of the constating documents of Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting, except as modified by the Interim Order;

(vi)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(vii)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(viii)	that the Company Meeting may be adjourned or postponed from time to time by Company with the consent of Purchaser without the need for additional approval of the Court;

(ix)	that, unless required by Applicable Laws, the record date for determining Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment or postponement of the Company Meeting;

(x)	that it is the Parties’ intention to rely on the on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the "Section 3(a)(10) Exemption") and similar exemptions from applicable U.S. state securities laws with respect to the issuance of the Purchaser Shares pursuant to the Plan of Arrangement, subject to the Court’s determination that the Arrangement is substantially and procedurally fair to Company Shareholders, and based on the Court’s approval of the Arrangement; and

(xi)	for such other matters as the Parties may agree in writing, each acting reasonably.

2.4	Information Circular and Company Meeting

(a)	As promptly as reasonably practicable following the execution of this Agreement, and in compliance with the Interim Order and Applicable Laws (including Applicable Canadian Securities Laws):

(i)	Company shall prepare the Information Circular and Purchaser shall provide to Company, in a timely manner, all Purchaser Information for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all requirements of Applicable Laws on the date of issue thereof and without limiting the generality of the foregoing, Company shall ensure the Company Information does not contain any Misrepresentation and Purchaser shall ensure the Purchaser Information does not contain any Misrepresentation;

(ii)	Company shall call, give notice of and convene the Company Meeting by not later than November 10, 2023, at which meeting the Arrangement Resolution shall be submitted to the Company Shareholders entitled to vote upon such resolution for approval and, unless as otherwise agreed in writing between the Parties, shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) or fail to call the Company Meeting (notwithstanding the fact that Company may be in receipt of a Superior Proposal) without prior written consent of Purchaser except for adjournments or postponements:

(A)	as required for quorum purposes (in which case the Company Meeting shall be adjourned) or by Applicable Laws or by a Governmental Authority; or

(B)	as required under Section 6.1(f) or Section 5.4;

(iii)	Company shall, with assistance from and the participation of Purchaser (and subject to Purchaser's compliance with Section 2.4(a)(i)), cause the Information Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and to provide the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Company Meeting, and shall include: (i) the Company Information; (ii) a copy of the Company Fairness Opinion; (iii) the Company Board Recommendation; (iv) the Purchaser Information; and (v) a summary of the terms of the Company Voting Support Agreements.

(iv)	Company shall, subject to compliance with Applicable Canadian Securities Laws, incorporate the Purchaser Information into the Information Circular substantially in the form provided by Purchaser (provided that all Purchaser Information must be in form and content satisfactory to Purchaser, acting reasonably), and Company shall provide Purchaser and its Representatives with an opportunity to review and comment on the Information Circular and any other relevant documentation and accept the reasonable comments from Purchaser and its Representatives. The Information Circular shall be in form and content satisfactory to Company and Purchaser, each acting reasonably; and

(v)	Company shall cause the Information Circular to be mailed to the Company Shareholders and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed.

(b)	Each Party shall promptly notify the other Party if it becomes aware that the Information Circular contains a Misrepresentation, or otherwise requires an amendment or supplement; and the Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and such other Persons as required by the Interim Order and, if required by the Court or by Applicable Law, file the same with the applicable Securities Authorities and other Governmental Authorities as required.

(c)	Management of Company shall solicit proxies to be voted at the Company Meeting:

(i)	in favour of matters to be considered at the Company Meeting, including the Arrangement Resolution, and

(ii)	against any resolution submitted by any Person that is inconsistent with, or which seeks (without Purchaser's consent) to hinder or delay the Arrangement Resolution and the completion of the transactions contemplated by this Agreement, including, in a commercially reasonable manner, using the services of soliciting dealers or proxy solicitation services if consented to, or if requested, by Purchaser, in each case acting reasonably; provided that, if Purchaser requests proxy solicitation services, it shall bear the costs of such services.

(d)	Company will provide Purchaser with copies of or access to information regarding the Company Meeting generated by any soliciting dealer or other Person engaged to solicit proxies, as may be reasonably requested by Purchaser from time to time.

(e)	Company shall promptly inform Purchaser of any communication (written or oral) received by Company or its Representatives from Company Shareholders in opposition to the Arrangement or the transactions contemplated in this Agreement.

(f)	Company shall advise Purchaser, as Purchaser may request, and on a daily basis on each of the last ten Business Days prior to the date for the Company Meeting, as to the aggregate tally of the proxies received by Company in respect of the Arrangement Resolution and any other matters to be considered at the Company Meeting.

(g)	Company shall consult with Purchaser in fixing the date of the Company Meeting and the record date for the Company Meeting and provide notice to Purchaser of the Company Meeting and allow Purchaser's Representatives and legal counsel to attend such Company Meeting.

(h)	Company shall indemnify and save harmless Purchaser and its directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Purchaser, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any Misrepresentation or alleged Misrepresentation contained solely in the Company Information included in the Information Circular or in any material filed by Company in compliance or intended compliance with any Applicable Laws; and

(ii)	any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in the Company Information included in the Information Circular or in any material filed by or on behalf of Company in compliance or intended compliance with Applicable Canadian Securities Laws and applicable U.S. Securities Laws in respect of the Arrangement, if applicable;

except that Company shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based solely on the Purchaser Information included in the Information Circular;

(i)	subject to Company's compliance with Section 2.4(a)(iv), Purchaser shall indemnify and save harmless Company and its directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Company or its affiliates or their respective directors, officers, employees, advisors or agents may be subject or which Company or its directors, officers, employees, advisors or agents may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any Misrepresentation or alleged Misrepresentation contained solely in the Purchaser Information included in the Information Circular or in any material filed by Purchaser in compliance or intended compliance with any Applicable Laws; and

(ii)	any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in the Purchaser Information included in the Information Circular or in any material filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Canadian Securities Laws and applicable U.S. Securities Laws in respect of the Arrangement, if applicable;

except that Purchaser shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based on the Company Information; and

(j)	Company shall convene and conduct the Company Meeting in accordance with the Interim Order and as otherwise required by the by-laws of Company, any instrument governing the Company Meeting and Applicable Laws (as any of the foregoing may be amended by the Interim Order).

2.5	Preparation of Filings

(a)	Purchaser and Company shall cooperate in using commercially reasonable efforts to seek the Interim Order and the Final Order, including by Purchaser providing Company on a timely basis any information required to be supplied by Purchaser concerning itself in connection therewith. Company shall provide legal counsel to Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and shall give reasonable consideration to all such comments. Company shall also provide legal counsel to Purchaser on a timely basis with copies of any notice of appearance and evidence served on Company or its legal counsel in respect of the application for the Interim Order and Final Order or any appeal therefrom. Subject to Applicable Laws, Company shall not file any material with the Court or any Governmental Authority in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except with Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require Purchaser to agree or consent to any modification or amendment to such filed or served materials that expands or increases Purchaser's obligations, or diminishes or limits Purchaser's rights, set forth in any such filed or served materials or under this Agreement.

(b)	Company shall oppose any proposal from any Person that the Interim Order or the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Interim Order or the Final Order or by Applicable Law to return to Court with respect to the Interim Order or the Final Order do so only after notice to, and in consultation and cooperation with, Purchaser.

(c)	Each of Purchaser and Company shall promptly furnish to the other all information concerning it as may be required to effect the actions described in Section 2.1 and the foregoing provisions of this Section 2.5, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any Misrepresentation.

2.6	Employee Obligations and Employment-Related Covenants

(a)	The Company Disclosure Letter sets out, inter alia, the name, title and salary of all Executive Employees and Continuing Employees.

(b)	Not less than ten days prior to the Effective Date, Company shall conditionally upon the occurrence of the Effective Date terminate the employment of all Executive Employees and, on the Effective Date, subject to Section 2.6(c), shall pay the applicable Company Employee Costs to each such Executive Employee.

(c)	All written notices of termination given to each Executive Employee in connection with the termination of their employment as contemplated in Section 2.6(b) shall be in a form satisfactory to Purchaser, acting reasonably, and: (i) be conditional upon the consummation of the Arrangement; (ii) be effective as at the Effective Time; and (iii) be conditional upon the execution by the Executive Employee of a mutual release in the form agreed upon by the Parties, which mutual release shall contain exceptions for (A) amounts or obligations owing to such Executive Employee (as set forth in the Company Disclosure Letter and such mutual release) in respect of accrued but unpaid salary, bonus and benefits and payments in respect of Company Options and Company Restricted Awards held by such Executive Employee (in each case as of the Effective Date and except for amounts paid to such Executive Employee at or before the time such mutual release becomes effective), (B) other payments due to such Executive Employee pursuant to the Arrangement as a Company Shareholder, if any, and (C) such Executive Employee's right to be indemnified pursuant to directors' and officers' indemnity agreements and insurance arrangements as in existence on the Effective Date in accordance with the provisions hereof. In the event an Executive Employee fails to execute a mutual release, the Executive Employee will still be provided with his or her statutory termination entitlements limited to the minimums prescribed by applicable employment standards legislation.

(d)	Company shall use best commercial efforts to facilitate good faith negotiations between Purchaser and certain Executive Employees, identified in writing by Purchaser to Company, to enter into consulting agreements, effective as of Closing, between Purchaser (or Company) and such Executive Employees. The consulting agreements would be for a term of no more than three months following the Effective Date (unless otherwise agreed to by Purchaser and the applicable Executive Employee) and would provide for payments to the applicable Executive Employee that are substantially similar to the applicable Executive Employees salary as of the date hereof.

(e)	The Company Disclosure Letter sets out the estimated Company Employee Costs and such disclosure includes:

(i)	the position of each Executive Employee; and

(ii)	the total amount of each component of Company Employee Costs and payments in respect of Company Options and Company Restricted Awards that such Executive Employee and Continuing Employees will be entitled to receive on the Effective Date being met, together with the aggregate of such amounts.

(f)	Company shall make a bona fide request of each Executive Employee receiving any portion of the Company Employee Costs to execute a mutual release in form and substance agreed upon by the Parties, each acting reasonably.

(g)	For a period of not less than one year following the Effective Time, the Purchaser shall provide, or cause the Company to provide: (i) a total remuneration package (including base salary and bonus and long-term incentive opportunities) to Continuing Employees that is substantially similar in the aggregate to those provided to such Continuing Employees in effect immediately prior to the Effective Time; (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time provided in all cases that all of the terms and conditions of such severance benefits are disclosed in the Company Disclosure Letter, and if no such arrangements were then in effect and so disclosed then Continuing Employees will be provided with notice or payment in lieu of notice as required by Applicable Laws; provided that no provision of this Section 2.6(g) shall (a) give any Continuing Employees any right to continued employment, (b) affect or otherwise increase the severance, post-termination benefits or other termination entitlements of Continuing Employees under their current employment agreements or applicable Law, (c) impair in any way the right of the Company to terminate the employment of any Continuing Employee or amend or terminate any of the Company Plans at any time, or (d) apply to any Continuing Employee who is or becomes covered by a collective agreement whose terms and conditions of employment of each such Continuing Employee following the Effective Time shall be governed by the terms of the applicable collective agreement.

(h)	The provisions of Section 2.6(g) are solely for the benefit of the Parties to this Agreement, and no provision of Section 2.6(g) is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan and, except as otherwise explicitly provided for in this Agreement, no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

2.7	Treatment of Company Options and Company Restricted Awards

(a)	The Company Disclosure Letter sets out the full particulars of the Company Options and the Company Restricted Awards outstanding as of the date hereof.

(b)	The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Company Incentive Plans.

(c)	The Company Board has approved the vesting of all outstanding Company Restricted Awards effective immediately before the Effective Time conditional upon the subsequent consummation of the Arrangement and all Company Options shall vest automatically upon the consummation of the Arrangement in order that all such outstanding Company Options and Company Restricted Awards shall be fully vested and deemed to have been exercised or surrendered immediately before or at the Effective Time in accordance with the terms of, the Conditional Option Exercise and Surrender Agreement, this Agreement and the Company Incentive Plans, as applicable.

(d)	The Company Options shall, pursuant to the terms of the Conditional Option Exercise and Surrender Agreement or otherwise all be exercised or surrendered prior to the Effective Time. Company has, concurrently with the signing of this Agreement, delivered to Purchaser the executed Conditional Option Exercise and Surrender Agreement.

(e)	The Parties agree that satisfaction of Tax remittance obligations with respect to the exercise or surrender of Company Options and Company Restricted Awards outstanding at the Effective Time shall be accomplished in accordance with the provisions set forth in the Conditional Option Exercise and Surrender Agreement and the Plan of Arrangement, respectively.

(f)	The Parties acknowledge and agree that:

(i)	to the extent that a holder is entitled to claim the deduction under subsection 110(1)(d) of the ITA in respect of Company Options held by such holder, the Company will elect under subsection 110(1.1) of the ITA, in prescribed form, in respect of such Company Option(s) that are surrendered for cash pursuant to the terms of the Arrangement, that neither Company nor any Person who does not deal at "arm's length" with Company, within the meaning of the ITA, will deduct, in computing its income for the purposes of the ITA, any amount in respect of a payment made to the holder of such Company Options in consideration for the surrender of such Company Options; and

(ii)	Company will provide the holder of such Company Options with evidence in writing of the election under subsection 110(1.1) of the ITA.

2.8	Final Order

Provided all necessary approvals for the Arrangement Resolution are obtained from the Company Shareholders, Company shall, as soon as reasonably practicable following the Company Meeting, and in any event no later than two Business Days following the Company Meeting, submit the Arrangement to the Court and apply for the Final Order.

2.9	Dissenting Shareholders

Registered Company Shareholders entitled to vote at the Company Meeting may exercise Dissent Rights with respect to their Company Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement and the Interim Order.

Company shall promptly advise Purchaser of the number of Company Shares for which Company receives notices of dissent or written objections to the Arrangement and provide Purchaser with copies of such notices and written objections and Company shall not provide any written communications to any Company Shareholder exercising or purporting to exercise Dissent Rights without Purchaser’s prior written consent, not to be unreasonably withheld, conditioned or delayed and shall provide Purchaser with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration shall be given to any comments made by Purchaser and its counsel prior to sending any such written communications. Company shall not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights or waive any failure by any holder of Company Shares to timely deliver a notice of exercise of Dissent Rights, without the prior written consent of Purchaser (such consent not to be unreasonably withheld). Company shall promptly give Purchaser notice of any withdrawal of a notice of dissent, and any other instruments served pursuant to such Dissent Rights and received by Company and promptly provide Purchaser with copies of such notices and written objections and all other correspondence related thereto.

2.10	Payment of Consideration

Purchaser shall, following receipt of the Final Order and prior to the filing of the Articles of Arrangement with the Registrar pending only filing of the Articles of Arrangement, provide, or cause to be provided to the Depositary sufficient funds and Purchaser Shares (or an irrevocable direction to issue the Purchaser Shares in accordance with the Plan of Arrangement upon filing of the Articles of Arrangement) to be held in escrow (the terms and conditions of such escrow to be satisfactory to Company and Purchaser, each acting reasonably) to satisfy the aggregate Consideration payable to the Company Shareholders in accordance with the Plan of Arrangement (other than, for greater certainty, Consideration for Company Shareholders that have validly exercised Dissent Rights).

2.11	Company Withholdings

Company, Purchaser and the Depositary shall be entitled to deduct or withhold from any amounts payable to any Company Shareholder or other Person pursuant to the Arrangement such amounts as Company, Purchaser or the Depositary reasonably determines is required to deduct or withhold with respect to such payment under the ITA or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to the Persons in respect of whom such deduction or withholding was made, on the condition that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority.

2.12	Company Voting Support Agreements

Company has, concurrently with the signing of this Agreement, delivered to Purchaser the executed Company Voting Support Agreements that it has received and shall use commercially reasonable efforts to deliver any remaining Company Voting Support Agreements to Purchaser.

Article 3
COVENANTS

3.1	Covenants of Purchaser

Purchaser covenants and agrees that, from the date of this Agreement until the earlier of the Effective Date or termination of this Agreement, except with the prior written consent of Company (not to be unreasonably withheld, delayed or conditioned), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)	Purchaser will use its commercially reasonable efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Purchaser;

(b)	Purchaser will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its commercially reasonable efforts to assist Company in obtaining such orders and to carry out the intent or effect of this Agreement and the Arrangement;

(c)	Purchaser will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, if applicable, required on the part of Purchaser in connection with the transactions contemplated herein and use its commercially reasonable action necessary to be in compliance with such Applicable Laws in respect of the Arrangement;

(d)	Purchaser shall make application to the TSX and NYSE and use its commercially reasonable efforts to obtain the approval of the TSX and NYSE for the listing on the Effective Date of the Purchaser Shares to be issued pursuant to the Arrangement;

(e)	Purchaser shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement and the transactions contemplated hereby;

(f)	subject to Section 10.4, and except for non-substantive communications with third parties and communications to legal and other advisors of Purchaser or communications in respect of Regulatory Approvals which are governed by Section 3.5, Purchaser will furnish promptly to Company and its legal counsel: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Purchaser in connection with the Arrangement from any Governmental Authority; (ii) any filings made by Purchaser or its Representatives under Applicable Laws in connection with the Arrangement; and (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated herein;

(g)	Purchaser will secure all consents of third parties that are required to permit the inclusion of any reference to their names in, or in relation to, any Purchaser Information included in the Information Circular, including by reason of their names being included in a document incorporated by reference in the Information Circular, or otherwise, and will provide copies of such consents to Company as soon as reasonably practicable;

(h)	Purchaser shall promptly advise Company in writing of:

(i)	to the extent permitted by Applicable Laws, any notice or other communication from any Governmental Authority in connection with this Agreement (and Purchaser shall contemporaneously provide a copy of any such written notice or communication to Company), other than in respect of Regulatory Approvals which are governed by Section 3.5;

(ii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement (and Purchaser shall contemporaneously provide a copy of any such written notice or communication to Company); and

(iii)	any circumstance or development that, to the knowledge of Purchaser, would have a Material Adverse Effect on Purchaser or which might reasonably be expected to materially impede, interfere with or delay the Arrangement or prevent the completion of the Arrangement;

(i)	Purchaser shall use its commercially reasonable efforts to obtain and maintain all material third party approvals (excluding Regulatory Approvals) under Purchaser Material Contracts required in connection with the transactions contemplated by this Agreement and provide the same to Company on or prior to the Effective Date, without committing Company to pay any consideration prior to the Effective Date or incur any liability or obligation prior to the Effective Date without the prior written consent of Company, except where the failure to provide or obtain such third party approval would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser or prevent the completion of the transactions contemplated in this Agreement;

(j)	Purchaser shall provide Company with at least two Business Days' advance notice of any proposed communications to be made prior to the Effective Date (including those to be communicated at any in-person or "town hall" type meetings, and via email correspondence) to Continuing Employees and agrees to act reasonably in considering any comments provided by Company in respect of such communications.

(k)	except as set forth the Purchaser Disclosure Letter, as required by Public-Health Measures or in respect of actions taken to address emergencies involving the potential loss or damage to property or personal safety or mandatory regulatory requirements, the business of Purchaser shall be conducted only in, and Purchaser shall not take any action except in, the usual and ordinary course of business consistent with past practices and in accordance with good business practices, and Purchaser shall use all commercially reasonable efforts to maintain and preserve its business, assets, properties, goodwill and employees and business relationships with suppliers, distributors, customers, joint venture partners and others having business relationships with it;

(l)	Purchaser shall not, directly or indirectly do, or permit to occur, any of the following:

(i)	amend its constating documents;

(ii)	declare, set aside or pay any cash or non-cash dividend or make any other cash or non-cash payment or distribution in respect of its outstanding securities;

(iii)	amend the terms of any of the Purchaser Shares without the prior written consent of Company;

(iv)	split, combine or reclassify any of the Purchaser Shares;

(v)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or arrangement or similar action of Purchaser;

(vi)	reduce the stated capital of any shares of Purchaser; or

(vii)	enter into or modify any Contract, commitment or arrangement with respect to any of the foregoing.

3.2	Additional Covenants of Purchaser

Purchaser further covenants and agrees that:

(a)	Prior to the Effective Time, Company may purchase a run off directors' and officers' insurance policy on terms and conditions no less advantageous in the aggregate to the directors and officers of Company than those contained in the directors' and officers' policy in effect as of the Effective Date ("Equivalent Insurance"), for all present and former directors and officers of Company, covering claims made prior to or within six years after the Effective Time; and

(b)	if the Arrangement is completed, Purchaser, Company and any successor to Company shall not take any action to terminate or adversely affect and will fulfill its obligations pursuant to, any indemnity agreements set out in the Company Disclosure Letter to Purchaser or right to indemnity available in favour of past or present directors and officers of Company pursuant to the provisions of the articles, by- laws or similar constating documents of Company, applicable corporate legislation or written indemnity agreements set out in the Company Disclosure Letter between Company and its past and present directors and officers or any indemnity agreements in favour of current directors and officers of Company that are in place as at the date hereof, and which are set out in the Company Disclosure Letter.

3.3	Covenants of Company

Company covenants and agrees that, from the date of this Agreement until the earlier of the Effective Date or termination of this Agreement, except with the prior written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)	Company will use its commercially reasonable efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the satisfaction of the same is within the control of Company;

(b)	Company will forthwith carry out the terms of the Interim Order and the Final Order;

(c)	Company will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, if applicable, required to be made on the part of Company in connection with the transactions contemplated herein and shall take all commercially reasonable action necessary to be in compliance with such Applicable Laws;

(d)	Company will continue to maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the Applicable Canadian Securities Laws where it is a reporting issuer at the date hereof;

(e)	Company will maintain the listing of the Company Shares on the TSXV;

(f)	Company will not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement and the transactions contemplated hereby;

(g)	except as required by Public-Health Measures or, subject to prior written notice to Purchaser, in respect of actions taken to address emergencies involving the potential loss or damage to property or personal safety (for which Purchaser's consent shall not be required where it cannot be received in a reasonably expedient manner), the business of Company shall be conducted only in, and Company shall not take any action except in, the usual and ordinary course of business consistent with past practices and in accordance with good business practices, and Company shall use all commercially reasonable efforts to maintain and preserve its business, assets, properties, goodwill and employees and business relationships with suppliers, distributors, customers, joint venture partners and others having business relationships with it and shall, subject to Section 3.6, keep Purchaser apprised of all material developments in the ongoing business and affairs of Company;

(h)	Company shall not, directly or indirectly do, or permit to occur, any of the following:

(i)	amend its constating documents;

(ii)	declare, set aside or pay any cash or non-cash dividend or make any other cash or non-cash payment or distribution in respect of its outstanding securities;

(iii)	issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Company Shares, Company Options, Company Restricted Awards or other securities of Company, including securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Shares, other than the issuance of Company Shares pursuant to the exercise of Company Options or Company Restricted Awards outstanding on the date hereof in accordance with their terms or pursuant to this Agreement or the Plan of Arrangement;

(iv)	redeem, purchase or otherwise acquire any of the outstanding Company Shares or other securities including under any normal course issuer bid;

(v)	amend the terms of any of its securities, including the Company Options and the Company Restricted Awards, without the prior written consent of Purchaser, other than to accelerate the vesting of any unvested Company Options or Company Restricted Awards in accordance with this Agreement and the terms of the applicable incentive plans;

(vi)	split, combine or reclassify any of the Company Shares;

(vii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or arrangement or similar action of Company;

(viii)	reduce the stated capital of any shares of Company; or

(ix)	enter into or modify any Contract, commitment or arrangement with respect to any of the foregoing;

(i)	Company shall not, directly or indirectly, do or permit to occur any of the following:

(i)	sell, pledge, lease, exclusively license, transfer, dispose of or encumber any assets having a market value, or consideration, individually in excess of $250,000, or more than $1,000,000 in the aggregate;

(ii)	except as disclosed in the Company Disclosure Letter, expend or commit to expend any single capital expenditures in excess of $250,000 or more than $1,000,000 in the aggregate, provided that, subject to prior written notice to Purchaser, in the case of capital expenditures expended to address emergencies involving the potential loss or damage to property or personal safety or mandatory regulatory requirements, Purchaser's consent shall not be required where it cannot be received in a reasonably expedient manner;

(iii)	except as disclosed in the Company Disclosure Letter, with the exception of the operating costs contemplated by the operating budget of Company as set out in the Company Disclosure Letter, expend or commit to expend any single amount more than $250,000, or more than $1,000,000 in the aggregate with respect to any operating expenses and provided that, any such expenses are in the ordinary course of Company's business consistent with past practice and provided that, subject to prior written notice to Purchaser, in the case of operating expenditures expended to address emergencies involving the potential loss or damage to property or personal safety or mandatory regulatory requirements, Purchaser's consent shall not be required where it cannot be received in a reasonably expedient manner;

(iv)	reorganize, amalgamate, merge or otherwise combine Company with any other Person;

(v)	acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer;

(vi)	acquire, dispose of or encumber any assets with the exception of the commitments contemplated by the capital spending plan of Company as set out in the Company Disclosure Letter;

(vii)	incur, extend, renew, replace or use any indebtedness for borrowed money or any other liability or obligation, or issue any debt securities or letters of credit or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or Person, or make any loans or advances, or commit to do any of the foregoing, other than:

(A)	amounts otherwise permitted under this Section 3.3(i) which include, for greater certainty, the operating, capital, forecast and other costs and expenditures contemplated by the operating and capital budget of Company as set out in the Company Disclosure Letter; and

(B)	drawdowns on the Company Credit Facility in the ordinary course of business or relating to the expenditures specified in (A) above and including those relating to: (i) account payables incurred in the ordinary course of business as permitted by this Agreement, (ii) payroll expenses incurred in the ordinary course of business and permitted by this Agreement, (iii) and capital and operating expenditures incurred in the ordinary course of business and permitted by this Agreement, (iv) Company Transaction Costs, and (v) general and administrative costs incurred in the ordinary course of business.

Notwithstanding the foregoing, and any other provision of this Agreement, if the amount of indebtedness outstanding under the Company Credit Facility exceeds $            at any time after the date hereof, then Company shall not pay any individual expenditure in excess of $           (exclusive of payroll expenses incurred in the ordinary course of business and permitted by this Agreement), without Purchaser’s prior written consent, not to be unreasonably withheld, conditioned or delayed until such time as the amount of such indebtedness outstanding under the Company Credit Facility is less than $            .

(viii)	except as disclosed in the Company Disclosure Letter, substitute or replace any letter of credit with guarantees, bonds, indemnities, other letters of credit or similar credit support;

(ix)	replace, prepay or collateralize any outstanding letter of credit by the issuance of a standby letter of credit to the issuer of such outstanding letter of credit;

(x)	enter into or terminate any material hedges, swaps or other financial instruments or like transactions;

(xi)	except as disclosed in the Company Disclosure Letter, enter into or terminate any agreements for the construction or sale of a drilling rig or any interest in a drilling rig;

(xii)	enter into any material transportation or operating Contract that would result in obligations of Company in excess of $250,000 in the aggregate excluding all such obligations that are reimbursable as lump sum payments under such Contracts;

(xiii)	enter into any Contract for contract drilling services that has a term of more than months at day rates which are more than % below the average day rate for the applicable rig type in the applicable geographic market;

(xiv)	authorize, recommend or propose any release or relinquishment of any right under any Company Material Contract;

(xv)	waive, release, grant or transfer any rights of value or modify or materially change in any respect any existing Company Material Contract or any material license, lease or other material document;

(xvi)	surrender, release or abandon the whole or any part of the assets of Company, except as disclosed in the Company Disclosure Letter;

(xvii)	enter into any non-arm's length Contracts or transactions, including with any affiliates, officer, director, employee, consultant or contractor of Company or its affiliates, except as expressly contemplated in this Agreement;

(xviii)	enter into or terminate any strategic alliances, partnerships or joint ventures;

(xix)	commence any material litigation or pay, discharge or satisfy any material claims, liabilities or obligations if any single proposed settlement exceeds $250,000 or if all proposed settlements after the date hereof total more than $1,000,000 in the aggregate;

(xx)	make any changes to its existing accounting policies other than as required by Applicable Laws or IFRS; or

(xxi)	except as disclosed in the Company Disclosure Letter, authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(j)	Except as disclosed in the Company Disclosure Letter, Company shall not, directly or indirectly do, or permit to occur any of the following:

(i)	hire or retain the services of any executive officer or director, or terminate the services of any executive officer or director other than for cause;

(ii)	grant any increase in the rate of wages, salaries, benefits, bonuses or other remuneration of any Executive Employees

(iii)	other than (with prior written notice to Purchaser but without requiring the express consent of Purchaser except as set forth in this subsection) periodic hourly wage increases for field workers as may be required for crew retention purposes or wage increases for field works as a result of hourly market rate changes or conditions in order to remain competitive with wages paid by Company's peers in the ordinary course of business (provided that the total aggregate amount of all such increases would be reasonable in the circumstances and for certainty not result in a Material Adverse Effect in respect of Company), grant any increase in the rate of wages, salaries, benefits, bonuses or other remuneration of any Continuing Employees;

(iv)	take any action with respect to the amendment or grant of any "change of control", severance, termination pay, pay in lieu of notice of termination or retention policies or arrangements for any directors, officers (including Executive Employees), employees or contractors;

(v)	adopt any new bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock option plan, fund or arrangement for the benefit of employees, officers, directors or contractors;

(vi)	amend any incentive plan or the terms of any outstanding rights thereunder or issue any additional Company Options or Company Restricted Awards or any other securities of Company, except for the issuance of Company Shares on the exercise of Company Options and Company Restricted Awards outstanding as at the date hereof; or

(vii)	advance any loan to any employee, consultant, contractor, officer, director or any other Person;

(k)	Except as disclosed in the Company Disclosure Letter and except so as to permit the acceleration of the vesting and payment pursuant to the Company Incentive Plans and this Agreement, Company shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, common share, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder), agreement, common share incentive or purchase plan, fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(l)	Company shall withhold from any payment made to any of its present or former employees, officers or directors in respect of any payments contemplated by this Agreement including in connection with the exercise, cancellation or surrender of Company Options and Company Restricted Awards and payment of the Company Employee Costs, all amounts required by law or administrative practice to be withheld by it on account of Taxes and other source deductions and Company shall remit such withheld amount to the proper Governmental Authority within the time required by such Applicable Laws;

(m)	except as disclosed in the Company Disclosure Letter, Company shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to Purchaser, acting reasonably, providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Company will pay all premiums in respect of such insurance policies that become due after the date hereof;

(n)	except as contemplated herein, Company shall not take any action, refrain from taking any action, or permit any action to be taken by it that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever first occurs;

(o)	Company shall promptly advise Purchaser in writing of:

(i)	to the extent permitted by Applicable Laws, any notice or other communication from any Governmental Authority in connection with this Agreement (and Company shall contemporaneously provide a copy of any such written notice or communication to Purchaser);

(ii)	any material Governmental Authority or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of Company or the Arrangement;

(iii)	all material matters relating to material claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Company, threatened, against Company or related to the Arrangement;

(iv)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement (and Company shall contemporaneously provide a copy of any such written notice or communication to Purchaser);

(v)	any circumstance or development that, to the knowledge of Company, would have a Material Adverse Effect with respect to Company;

(vi)	any change in any fact or matter disclosed in writing (including in the Company Disclosure Letter) or included in any of the information provided to Purchaser and its Representatives in the course of their evaluation of Company which would reasonably be considered material to Purchaser in the context of this Agreement or which might materially impede the ability of Company to consummate the transactions contemplated hereby; except that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing (including in the Company Disclosure Letter) or included in such information or any representation or warranty of Company contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Purchaser hereunder; and

(vii)	any material change (actual, anticipated, contemplated or, to the knowledge of Company, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Company, and Company shall in good faith discuss with Purchaser any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Company, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Purchaser pursuant to this Section 3.3(o);

(p)	Company shall use all commercially reasonable efforts to obtain and maintain all material third party approvals (excluding Regulatory Approvals which are governed by Section 3.5) required in connection with the transactions contemplated by this Agreement and provide the same to Purchaser on or prior to the Effective Date, including all material third party approvals and confirmations that are:

(i)	required to be obtained under the Company Material Contracts in connection with the Arrangement; or

(ii)	required in order to maintain the Company Material Contracts in full force and effect following completion of the Arrangement,

in each case, on terms that are satisfactory to Purchaser (acting reasonably), and without paying, and without committing itself or Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of Purchaser; provided that, for clarity, the foregoing shall not oblige Company to pay any such consideration or incur any such liability or obligation unless payment is conditional on the Arrangement being completed;

(q)	Company shall assist Purchaser in structuring, planning and implementing any action to be taken with respect the Company Credit Facility as Purchaser may reasonably request, including:

(i)	the delivery to Purchaser of an executed payout letter (the "Company Payout Letter") from its syndicate of banks, led by ATB Financial, as agent, setting forth the aggregate amount outstanding under the Company Credit Facility as at the Effective Date, which would be required to repay or cash collateralize in full all obligations, liabilities and indebtedness of Company the Company Credit Facility and which payout letter shall contain a release and discharge of all liens and security interests granted by Company in connection therewith (other than those in respect of cash collateral required in respect of letters of credit, bankers' acceptances and other obligations, liabilities and indebtedness that cannot be repaid early by their terms) and a termination of the Company Credit Facility and all documents related thereto including forms of registrable discharges (other than those related to the foregoing cash collateral arrangements and indemnities which, by their terms, survive termination), which releases, discharges and termination shall be conditional solely upon receipt by its syndicate of banks, led by ATB Financial, as agent, of the amounts referenced in the Company Payout Letter;

(ii)	the issuance of prepayment notices by Company prior to (but conditional upon) Effective Date; and

(iii)	use all commercially reasonable efforts to facilitate arrangements for the transfer or assignment of outstanding letters of credit under the Company Credit Facility at (but conditional upon) the Effective Date;

in each case, as may be reasonably determined by Purchaser, and shall cooperate in good faith with Purchaser and its advisors to determine the nature of such actions; provided, however, that no such actions shall require Company to make effective any amendments, incur any costs that are not paid for or reimbursed by Purchaser or make any payments in respect of the Company Credit Facility if the Arrangement is not consummated;

(r)	Company will promptly provide to Purchaser, for review by Purchaser and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including any news release or material change report, subject to Company's obligations under Applicable Canadian Securities Laws to make continuous disclosure and timely disclosure of material information, and Purchaser agrees to keep such information confidential until it is filed as part of the Company Public Record;

(s)	subject to Section 10.4, except for proxies, other voting instruction forms and other non-substantive communications with securityholders, Company will furnish promptly to Purchaser or Purchaser's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Company in connection with: (i) the Arrangement; (ii) the Company Meeting; (iii) any filings under Applicable Laws in connection with the Agreement; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated hereby;

(t)	Company will not amend, supplement or modify the engagement of its financial advisors, and other than CIBC Capital Markets, neither Company nor the Company Board shall retain any financial advisor, broker, agent or finder, or pay or agree to pay or have Purchaser pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated;

(u)	Company shall use commercially reasonable efforts to obtain:

(i)	resignations and mutual releases from each of its directors effective, in form and substance satisfactory to Purchaser, acting reasonably, which mutual releases shall contain exceptions for amounts or obligations owing to such directors for directors' fees, payments in respect of Company Options and Company Restricted Awards, other payments due pursuant to the Arrangement as a Company Shareholder, or pursuant to indemnity or directors' and officers' insurance arrangements; and

(ii)	the mutual releases contemplated by Section 2.6(c);

(v)	Company shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including all Persons who are non-residents of Canada for the purposes of the ITA, all amounts that are required to be so withheld by any Applicable Laws and Company shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(w)	Company shall: (i) duly and on a timely basis file all Tax Returns required to be filed by it and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes which are due and payable unless validly contested; (iii) not make or rescind any material express or deemed election relating to Taxes, file any amended Tax Returns or make any Tax filings outside the ordinary course of business; (iv) not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority; (v) except as disclosed in the Company Disclosure Letter, not agree to any extension of time for the filing of any Tax Returns or with respect to the assessment or reassessment of Taxes; (vi) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Tax Returns for a taxation year ending in 2022 and prior to the date of this Agreement; and (viii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Company which are not due or payable prior to the Effective Date;

(x)	Company will secure all consents of third parties that are required to permit the inclusion of any reference to their names in, or in relation to, any Company Information included in the Information Circular, including by reason of their names being included in a document incorporated by reference in the Information Circular, or otherwise, and will provide copies of such consents to Purchaser as soon as reasonably practicable;

(y)	Company shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws;

(z)	Company shall ensure that it has, and will maintain until the date specified for payment in Section 6.2, access to sufficient funds under the Company Credit Facility to permit the payment of the Purchaser Termination Fee having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such access to ensure that it is able to pay such amount if and when required;

(aa)	Company shall ensure that it has, and will maintain until the Effective Time, access to sufficient funds under the Company Credit Facility to pay the aggregate cash consideration to be paid to the holders of Company Restricted Awards under the Arrangement and the Plan of Arrangement;

3.4	Mutual Covenants Regarding the Arrangement

From the date of this Agreement until the Effective Date or termination of this Agreement, each of Purchaser and Company will use commercially reasonable efforts:

(a)	to promptly oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings to which it is a party or brought against it or its directors or officers challenging or affecting the Arrangement or this Agreement or the consummation of the transactions contemplated hereby;

(b)	to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Shares from the TSXV; provided, however, that such delisting will not be effective until after the Effective Time; and

(c)	to use commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption and exemptions from applicable U.S. state securities laws are available for the issuance of the Purchaser Shares pursuant to the Plan of Arrangement.

Each of Purchaser and Company will use commercially reasonable efforts to cooperate with the other in connection with the performance by the other of its obligations under this Section 3.4 and this Agreement including continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Purchaser and Company, subject in all cases to the Confidentiality Agreement and Section 3.6.

3.5	Regulatory Approvals (Including Competition Act Clearance)

(a)	As promptly as practicable or advisable, but in any event no later than five Business Days after the date of this Agreement or such other date as the Parties may agree in writing, Purchaser shall, with the assistance of and in consultation with Company, prepare and file a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter and a request for a waiver under section 113 of the Competition Act. Upon the written request by either Party, both Purchaser and Company shall each file a notification under Part IX of the Competition Act within three Business Days after such written request is made (provided that, unless otherwise agreed to by the Parties, such notification under Part IX of the Competition Act will not need to be filed until two Business Days following the filing of the request for an Advance Ruling Certificate).

(b)	In connection with obtaining the Regulatory Approvals (including the Competition Act Clearance), each of the Parties shall, and shall cause their respective affiliates, to:

(i)	use best commercial efforts, including by cooperating with one another and providing such assistance to one another as the other Party may reasonably request in connection with obtaining the Regulatory Approvals (including the Competition Act Clearance) as soon as reasonably practicable and, in any event, no later than the Outside Date;

(ii)	respond at the earliest practicable date to any requests for information (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority, including the Commissioner;

(iii)	permit the other Party an advance opportunity to review and comment upon any proposed written communications to any Governmental Authority, including the Commissioner, consider in good faith the comments of the other Party, and provide the other Party with final copies thereof;

(iv)	provide the other Party a reasonable opportunity to participate in any substantive meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority, including the Commissioner (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion);

(v)	keep the other Party informed of the status of the Regulatory Approval (including the Competition Act Clearance) and promptly notify the other Party of receipt of any communications (oral or written) of any nature from a Governmental Authority, including the Commissioner, and provide the other Party with copies thereof; and

(vi)	refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority, including the Commissioner, to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party.

(c)	Each of Purchaser and Company shall use best commercial efforts, including taking or causing to be taken such actions as are necessary, proper or advisable to obtain the Regulatory Approvals so as to enable the Parties to close the transactions contemplated by this Agreement as promptly as practicable, and in any event no later than the Outside Date.

(d)	Neither Party shall take any action, or refrain from taking any action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise materially impede the receipt of the Regulatory Approvals, including, for the avoidance of doubt, the taking of any action or the entering into of any transaction that would reasonably be expected to prevent, materially delay or materially impede the obtaining of, or increase the risk of not obtaining, the Competition Act Clearance or otherwise prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(e)	For certainty, in addition to the foregoing, Purchaser's best commercial efforts shall include, Purchaser or any of its affiliates, as a condition of obtaining Regulatory Approvals, to offer, accept or agree to: (i) the sale, divestiture, holding separate, licensing, or disposition of any part of the businesses or assets of Purchaser, Company, or any of their respective affiliates; or (ii) the taking of any other remedial action, including without limitation the termination of any existing contractual rights, relationships and obligations, or entry into, or amendment of, any such contractual arrangements. Notwithstanding the foregoing, in no event shall Purchaser or any of its affiliates, be required to offer, accept or agree to any of the items in part (i) or (ii) of the foregoing sentence which would individually, or together with all other such items, be reasonably expected to have a material adverse effect on any of: (i) the Canadian well servicing business of either Company or Purchaser, taken separately; (ii) the Canadian drilling business of either Company or Purchaser, taken separately; or (iii) the U.S. businesses of either Company or Purchaser, taken separately.

(f)	Notwithstanding any requirement in this Section 3.5 or any other provision in this Agreement, where a Party is required to provide information to the other Party that the disclosing Party deems to be competitively sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the other Party, provided that the disclosing Party also provides a redacted version of any such information to the other Party.

(g)	Purchaser and Company shall each pay 50% of any filing fee payable to any Governmental Authority in connection with the Competition Act Clearance.

3.6	Provision of Information and Integration of Operations

Until the Effective Date or termination of this Agreement, Company shall:

(a)	provide Purchaser and its Representatives access, during normal business hours to its premises (including field offices and sites), assets, books, contracts, records, computer systems, properties, employees and management personnel, of Company;

(b)	furnish to Purchaser all information concerning its business, properties and personnel as Purchaser may reasonably request to permit Purchaser to be in a position to integrate the business and operations of Company expeditiously and efficiently with those of Purchaser immediately but not prior to the Effective Date;

(c)	provide Purchaser a weekly update (on each Thursday after the date hereof until the Effective Date) of the amount of indebtedness outstanding under the Company Credit Facility as of the date prior to such update; and

(d)	without limiting the generality of Section 3.6(b):

(i)	furnish to Purchaser such information Purchaser may request, acting reasonably, to effect such reorganizations of the Company or its business and operations after the Effective Time (each, a "Post-Arrangement Reorganization"), including information relating to the Company’s corporate structure, capital structure, business, operations and assets and Taxes;

(ii)	cooperate with Purchaser and its advisors to determine the nature of the Post-Arrangement Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, including providing any necessary information in connection therewith; and

(iii)	cooperate with Purchaser and its advisors to seek to obtain consents or waivers from third parties which might be required in connection with the Post-Arrangement Reorganizations, if any,

provided that Purchaser will be responsible for all reasonable costs and expenses of Company incurred in connection with any Post-Arrangement Reorganization and will make payment of same to Company within three Business Days of a request therefor.

Notwithstanding any requirement in this Section 3.6, Company is not required to provide information hereunder that Company deems, in its sole discretion, to be competitively sensitive information (provided that, Company acknowledges and agrees that Purchaser's external counsel may have access to such information on a privileged and confidential basis in connection with obtaining the Regulatory Approvals), would violate Applicable Laws or is subject to any confidentiality and other contractual provisions. Further, Company shall not be required to provide access to Purchaser or any of its Representatives if it reasonably determines that such access would interfere unreasonably with the conduct of the business of Company.

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Purchaser

(a)	Except as set forth in the correspondingly numbered section of the Purchaser Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Purchaser Disclosure Letter shall also be deemed to be an exception to (or, as applicable, disclosure for the purposes of) any other sections of this Agreement, including Schedule "C", and any other representations and warranties of Purchaser contained in this Agreement to the extent that its relevance to such other section, representation or warranty is reasonably apparent on its face), Purchaser hereby makes to Company the representations and warranties set forth in Schedule "C", and acknowledges that Company is relying on such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.2	Representations and Warranties of Company

(a)	Except as set forth in the correspondingly numbered section of the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall also be deemed to be an exception to (or, as applicable, disclosure for the purposes of) any other sections of this Agreement, including Schedule "D", and any other representations and warranties of the Company contained in this Agreement to the extent that its relevance to such other section, representation or warranty is reasonably apparent on its face), Company hereby makes to Purchaser the representations and warranties set forth in Schedule "D", and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.3	Privacy Issues

(a)	For the purposes of this Section 4.3, the following definitions shall apply:

(i)	"applicable privacy laws" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(ii)	"authorized authority" means, in relation to any Person, transaction or event, any: (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iii)	"Personal Information" means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred in accordance with this Agreement and/or as a condition of the Arrangement.

(b)	The Parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)	Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless: (i) either Party shall have first notified such individual of such additional purpose, and where required by Applicable Laws, obtained the consent of such individual to such additional purpose; or (ii) such use or disclosure is permitted or authorized by Applicable Laws, without notice to, or consent from, such individual.

(d)	Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining whether the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.

(e)	Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information.

(g)	Where authorized by Applicable Laws, each Party shall promptly notify the other Party of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by Applicable Laws, the Parties shall fully co-operate with one another, with the Persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

(h)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of the Party with original custody and control of the Disclosed Personal Information, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the Party with original custody and control of the Disclosed Personal Information, or at such Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

Article 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived in writing, in whole or in part, by either Party (with respect to such Party) in its sole discretion at any time and without prejudice to any other rights that such Party may have:

(a)	Interim Order. The Interim Order shall have been obtained in form and substance satisfactory to each of Purchaser and Company, acting reasonably, on terms consistent with the Arrangement and such order shall not have been set aside or materially modified in a manner unacceptable to Purchaser and Company, each acting reasonably, on appeal or otherwise.

(b)	Arrangement Resolution. The Arrangement Resolution shall have been passed by the Company Shareholders in accordance with the Interim Order.

(c)	Final Order. The Final Order shall have been granted in form and substance satisfactory to Purchaser and Company, each acting reasonably, on terms consistent with the Arrangement and such order shall not have been set aside or materially modified in a manner unacceptable to Purchaser and Company, each acting reasonably, on appeal or otherwise.

(d)	Articles of Arrangement. The Articles of Arrangement to be filed by the Outside Date with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Purchaser and Company, each acting reasonably.

(e)	Required Regulatory Approval. The Required Regulatory Approval has been obtained and shall be in full force and effect.

(f)	Outside Date. The Effective Date shall be on or before the Outside Date.

(g)	Purchaser Shares: The TSX and NYSE shall have conditionally approved for listing all of the Purchaser Shares issuable to the Company Shareholders pursuant to the Arrangement.

(h)	No Actions. There shall be no action taken under any existing Applicable Laws, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority which makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement.

5.2	Additional Conditions to Obligations of Purchaser

The obligation of Purchaser to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)	Representations and Warranties. The representations and warranties of Company set forth:

(i)	in Paragraphs (a) [Organization and Qualification], (b) [Authority Relative to this Agreement], (c) [Subsidiaries, Joint Ventures and Partnerships], (d) [No Violations] and (g) [Bankruptcy and Insolvency] of Schedule "D" shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as if made at and as of such time;

(ii)	in Paragraph (j) [Capitalization] of Schedule "D" shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) (except for de minimis inaccuracies and it being understood the number of Company Shares outstanding may increase from the number outstanding on the date of this Agreement solely as a result of the conversion of securities of Company convertible into Company Shares, and that the number of Company Restricted Awards may change due to their vesting, expiry or termination in accordance with their terms); and

(iii)	the other representations and warranties of Company set forth in this Agreement shall be true and correct as of the Effective Time as if made as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect with respect to Company (and, for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored), and Company shall have provided to Purchaser a certificate of two senior officers of Company certifying the foregoing on the Effective Date.

(b)	Covenants. Company shall have complied in all material respects with its covenants herein, and Company shall have provided to Purchaser a certificate of two senior officers of Company certifying compliance with such covenants.

(c)	No Actions. No act, action, suit, proceeding, objection or opposition shall have been threatened or taken against Company before or by any Governmental Authority or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive, whether or not having the force of law, shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Purchaser, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect with respect to Company.

(d)	No Material Adverse Change. Between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change with respect to Company.

(e)	Company Board and Company Shareholders. Company shall have furnished Purchaser with:

(i)	a certified copy of the resolutions duly passed by the Company Board approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	a certified copy of the resolution of the Company Shareholders, duly passed at the Company Meeting, approving the Arrangement Resolution.

(f)	Company Transaction Costs. The Company Transaction Costs paid, incurred or that will be payable on or after the Effective Date shall not exceed $ in aggregate.

(g)	Dissent Rights. Holders of not greater than 10% of the outstanding Company Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The conditions in this Section 5.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived in writing by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

5.3	Additional Conditions to Obligations of Company

The obligation of Company to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)	Representations and Warranties. The representations and warranties of Purchaser set forth:

(i)	in Paragraphs (a) [Organization and Qualification], (b) [Authority Relative to this Agreement], (c) [Subsidiaries, Joint Ventures and Partnerships], (e) [No Violations] and (g) [Bankruptcy and Insolvency] of Schedule "C" shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as if made at and as of such time;

(ii)	in Paragraph (m) [Capitalization] of Schedule "C" shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) (except, in each case, for de minimis inaccuracies and it being understood the number of Purchaser Shares outstanding may increase from the number outstanding on the date of this Agreement as a result of the conversion of securities of Purchaser convertible into Purchaser Shares, that the number of Purchaser convertible securities may change due to their vesting, expiry or termination in accordance with their terms, the number of Purchaser Shares may decrease as a result of purchases under any normal course issuer bid, and the number of Purchaser Shares may increase as a result of the share issuances pursuant to this Agreement); and

(iii)	the other representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the Effective Time as if made as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect with respect to Purchaser (and, for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored), and Purchaser shall have provided to Company a certificate of two senior officers of Purchaser certifying the foregoing on the Effective Date.

(b)	Covenants. Purchaser shall have complied in all material respects with its covenants herein, and Purchaser shall have provided to Company a certificate of two senior officers certifying compliance with such covenants.

(c)	No Material Adverse Change. Between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change with respect to Purchaser.

(d)	Payment of Consideration. Purchaser shall have deposited, or caused to be deposited, with the Depositary, sufficient funds and Purchaser Shares (or an irrevocable direction to the Depositary to issue Purchaser Shares in accordance with the Plan of Arrangement upon filing of the Articles of Arrangement) to satisfy Purchaser's obligations under Section 2.10 and the Depositary will have confirmed to Company receipt from or on behalf of Purchaser of the funds contemplated by Section 2.10.

The conditions in this Section 5.3 are for the exclusive benefit of Company and may be asserted by Company regardless of the circumstances or may be waived by Company in writing in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Company may have.

5.4	Notice and Effect of Failure to Comply with Conditions

Each of Purchaser and Company shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.1(a)(v), and Company may not exercise its right to terminate this Agreement pursuant to Section 8.1(a)(vi), unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice (the "Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for the termination right. If any such notice is delivered, provided that, the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Party seeking to terminate may not exercise such termination right until the earlier of: (a) the Outside Date; and (b) the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, Company shall postpone or adjourn the Company Meeting to the earlier of: (a) three Business Days prior to the Outside Date; and (b) the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

Article 6
NON-SOLICITATION AND AGREEMENT AS TO DAMAGES

6.1	Covenants Regarding Non-Solicitation

(a)	Company shall immediately cease and cause to be terminated all existing solicitations, discussions and negotiations (including, without limitation, through any of its Representatives), with any parties (other than Purchaser) initiated or conducted before the date of this Agreement with respect to any proposal that constitutes, or may reasonably be expected to constitute an Acquisition Proposal. Company represents and warrants that it has not waived, amended or failed to enforce any standstill provisions contained in a confidentiality agreement or otherwise for any Person other than Purchaser. Company shall: (i) enforce against all third parties, other than Purchaser, any confidentiality, standstill or similar agreement or restriction to which Company is a party (and shall not provide any consent that would relieve any such third party from any such restriction); provided that it is acknowledged by Purchaser that the automatic termination or release of any such agreement or restriction solely as a result of entering into this Agreement shall not be a violation of this Article 6; and (ii) immediately discontinue, and shall cause its Representatives to discontinue, access to any of Company's confidential information and not allow or establish access to any of its confidential information, or any data room, virtual or otherwise and shall promptly (and in any event within two Business Days of the date hereof) request, and exercise all rights it has to discontinue access to, and require the return or destruction of, all confidential information provided to any third parties who have entered into a confidentiality agreement with Company relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)	Company shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)	solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit or knowingly facilitate, initiate or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including by way of furnishing information or access to properties, facilities or books and records;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations regarding any inquiry, proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, or furnish or provide access to any information with respect to its businesses, properties, operations, prospects, securities or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, knowingly facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)	(A) withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in any manner adverse to Purchaser, the Company Board Recommendation, or (B) make any public announcement or take any other action inconsistent with the Company Board Recommendation, except in each case, in the manner contemplated by Section 6.1(g);

(iv)	waive, modify or release any third party from or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, modify, release any third party from, or provide any consent to any third party under, or otherwise forbear in respect of, any rights or other benefits under confidential information, non-disclosure or similar agreements, including, without limitation, any "standstill provisions" thereunder; provided that it is acknowledged by Purchaser that the automatic termination or release of any such agreement or restriction solely as a result of entering into this Agreement shall not be a violation of this Article 6;

(v)	accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse, an Acquisition Proposal;

(vi)	for a period in excess of five Business Days, take no position or a neutral position with respect to, a publicly announced or publicly proposed Acquisition Proposal; or

(vii)	otherwise take any action that could reasonably be expected to lead to an Acquisition Proposal;

provided however, that notwithstanding the foregoing provisions of clause (ii) of Section 6.1(a) or this Section 6.1(b), Company and its Representatives may:

(viii)	at any time prior to obtaining the approval of the Company Shareholders of the Arrangement Resolution, enter into or participate in any discussions or negotiations with an arm's length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Company or any of its Representatives) seeks to initiate such discussions or negotiations with Company that do not result from a breach of this Section 6.1 and, subject to execution of a confidentiality and standstill agreement on terms that are no less favourable to Company than those contained in the Confidentiality Agreement (provided that, such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Purchaser as set out below and shall not grant such third party the exclusive right to negotiate with Company), may furnish to such third party information concerning Company and its business, properties and assets (on the condition that such third party is not furnished with greater access or information than Purchaser), in each case if, and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal which did not result from a breach of this Section 6.1 and in respect of which the Company Board determines in good faith, after consultation with its legal counsel and financial advisors, constitutes or could reasonably be expected to constitute or lead to, a Superior Proposal;

(B)	such third party making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant with the Company or any of its subsidiaries;

(C)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Company provides prompt written notice to Purchaser to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Purchaser, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Company shall notify Purchaser orally and in writing of any inquiries, offers or proposals with respect to an Acquisition Proposal (which written notice shall include a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, and, if not previously provided to Purchaser, copies of all information provided to such party), within 24 hours of the receipt thereof, shall keep Purchaser promptly and fully informed of the status of material developments, discussions and negotiations with respect to the Acquisition Proposal and of each change in the proposed consideration to be offered pursuant to such Acquisition Proposal and each material change in any of the terms of such Acquisition Proposal; and

(D)	Company shall continue to be, at all times, in compliance with this Section 6.1; and

(ix)	at any time prior to obtaining the approval of the Company Shareholders of the Arrangement Resolution, withdraw any approval or recommendation contemplated by Section 6.1(b)(iii) and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, (A) the Company Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 6.1(d) and after receiving the advice of legal counsel and financial advisors, as reflected in the minutes of the Company Board, that the failure by the Company Board to take such action would be inconsistent with its fiduciary duties under Applicable Laws, (B) the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant with the Company or any of its subsidiaries, (C) Company complies, and at all times has complied, with all of its obligations set forth in this Section 6.1, and (D) Company terminates this Agreement in accordance with Section 8.1(a)(viii) and concurrently therewith pays the Purchaser Termination Fee to Purchaser.

(c)	Company shall promptly (and in any event within 24 hours) notify Purchaser of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Company or its assets in connection with an Acquisition Proposal, or any amendments to the foregoing or if it otherwise become aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal. Such notice shall include a full and complete copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making, any inquiry, proposal, offer or request. Company shall keep Purchaser promptly and fully informed of the status of material developments, discussions and negotiations with respect to the Acquisition Proposal and of each change in the proposed consideration to be offered pursuant to such Acquisition Proposal and of each material change in any of the terms of such Acquisition Proposal and shall provide to Purchaser copies of all correspondence with the Person making such Acquisition Proposal, with respect to such Acquisition Proposal or proposal, inquiry, offer or request if in writing or in electronic form, and if not in writing or in electronic form, a description of the terms of such correspondence.

(d)	Company shall give Purchaser at least five Business Days' advance notice of any decision by the Company Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which shall:

(i)	confirm that the Company Board (and any relevant committee thereof), in consultation with its financial advisors and legal counsel, has determined in good faith that such Acquisition Proposal constitutes a Superior Proposal;

(ii)	identify the third party making the Superior Proposal; and

(iii)	confirm that a definitive agreement to implement such Superior Proposal has been settled between Company and such third party in all material respects (including in respect of the value and financial terms) and the value ascribed to any non-cash consideration offered under such Acquisition Proposal, and Company will concurrently provide a true and complete copy thereof, together with all supporting materials, including any financing documents supplied to Company in connection therewith, and will thereafter promptly provide any amendments thereto, to Purchaser.

During the five Business Day period commencing on delivery of such notice that complies with the requirements set forth in paragraphs (i), (ii), and (iii) above in all respects, Company agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provision, and shall not withdraw, redefine, modify or change the recommendation of its directors regarding the Arrangement. During such five Business Day period, Purchaser shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal. In addition, during such five Business Day period, Company shall, and shall cause its Representatives to, if so requested by Purchaser, negotiate in good faith with Purchaser and its Representatives in respect of any proposed adjustments in the terms and conditions of this Agreement and the Arrangement as Purchaser deems appropriate. The Company Board shall review any proposal by Purchaser to amend the terms of the transactions contemplated in this Agreement and the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Purchaser's proposal to amend the transactions contemplated by this Agreement and the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendments to the transactions contemplated by this Agreement and the Arrangement. In the event Purchaser proposes to amend this Agreement such that the Acquisition Proposal ceases to be a Superior Proposal, and so advises the Company Board in writing prior to the expiry of such five Business Day period, the Company Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement and Purchaser and Company shall enter into an amended version of this Agreement reflecting such proposed amendments prior to the expiry of such five Business Day period, and upon execution thereof, the Company Board shall promptly reaffirm its recommendations and determinations referred to in Section 2.2 by press release. For greater certainty, each successive amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 6.1 and shall initiate a new five Business Day match right period.

(e)	Purchaser agrees that all information that may be provided to it by Company with respect to any Acquisition Proposal pursuant to this Section 6.1 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(f)	In the event that Company provides the notice contemplated by Section 6.1(d) on a date which is less than ten Business Days prior to the Company Meeting, Purchaser shall be entitled to require Company to adjourn or postpone the Company Meeting to a date acceptable to Purchaser, acting reasonably, provided that such adjournment or postponement may not exceed ten Business Days without the consent of Company.

(g)	Neither Company nor the Company Board shall withdraw, qualify, amend or modify in a manner adverse to Purchaser, the approval or recommendation of the Arrangement by the Company Board, except if: (i) such withdrawal, qualification, amendment or modification occurs simultaneously with the entry by Company, in accordance with the requirements of this Section 6.1, into a definitive agreement with respect to an Acquisition Proposal constituting a Superior Proposal; and (ii) Company concurrently pays the Purchaser Termination Fee to Purchaser.

(h)	Company shall ensure that its Representatives are aware of the provisions of this Section 6.1 and shall be responsible for any breach of this Section 6.1 by any of them.

(i)	Nothing contained in this Agreement shall prevent the Company Board from complying with Section 2.17 of NI 62-104 and similar provisions under Applicable Laws relating to the provision of a directors' circular with respect of an Acquisition Proposal; provided, however, that notwithstanding that the Company Board shall be permitted to make such disclosure, the Company Board shall not be permitted to withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in any manner adverse to Purchaser, the Company Board Recommendation, or endorse, or propose publicly to accept, recommend, approve, agree to, or endorse, an Acquisition Proposal unless otherwise permitted by this Agreement.

(j)	Nothing contained in this Agreement shall prohibit Company or the Company Board from calling and/or holding a meeting requisitioned by the Company Shareholders in accordance with the ABCA or taking any other action to the extent ordered or otherwise mandated by a Governmental Authority in accordance with Applicable Laws; provided, however, in each case that notwithstanding that the Company Board shall be permitted to make such disclosure, the Company Board shall not be permitted to withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in any manner adverse to Purchaser, the Company Board Recommendation, or endorse, or propose publicly to accept, recommend, approve, agree to, or endorse, an Acquisition Proposal unless otherwise permitted by this Agreement.

6.2	Purchaser Damages

If at any time after the execution of this Agreement:

(a)	Company: (i) fails to make any of the Company Board Recommendation, including in any press release contemplated by Section 10.4 that is issued by Company with respect to this Agreement or the Arrangement or as otherwise required by this Agreement; (ii) withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, any of the Company Board Recommendation in a manner adverse to Purchaser (it being understood that the taking of a neutral position or no position with respect to an announced Acquisition Proposal beyond the earlier of a period of two Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Company Meeting must be deposited shall be considered an adverse modification to such recommendation); or (iii) resolves to do any of the foregoing, and this Agreement is terminated in accordance with Section 8.1(a)(vii);

(b)	the Company Board shall have failed to reaffirm publicly any of the Company Board Recommendation: (A) in the manner and within the time period set out in Section 6.1(d); or (B) within five Business Days after having been requested to do so by Purchaser, and this Agreement is terminated in accordance with Section 8.1(a)(vii);

(c)	this Agreement is terminated by either Party pursuant to Section 8.1(a)(ii) or Section 8.1(a)(iv) or by Purchaser (prior to the Company Meeting and due to wilful breach) pursuant to Section 8.1(a)(v), and in each case prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) is or has been publicly announced, proposed, disclosed, offered or made by any Person (other than Purchaser or its affiliates) and, within 12 months following the date of such termination:

(i)	the Company Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period);

(ii)	Company enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such 12-month period); or

(iii)	any Acquisition Proposal is consummated;

(d)	the Company Board (or any committee thereof) accepts, recommends, approves or enters into, or proposes publicly to accept, recommend, approve or enter into, an agreement, understanding or letter of intent to implement a Superior Proposal and this Agreement is terminated pursuant to Section 8.1(a)(viii); or

(e)	Company breaches any of its obligations under Article 6 in any material respect and this Agreement is terminated pursuant to Section 8.1(a)(vii).

(each of the above, a "Purchaser Damages Event"),

Company shall pay to Purchaser (or to whom Purchaser may direct in writing) $4 million (the "Purchaser Termination Fee") as liquidated damages in immediately available funds to an account designated by Purchaser. The Purchaser Termination Fee shall be paid as aforesaid:

(f)	within two Business Days immediately following the termination of this Agreement by Purchaser in the case of a Purchaser Damages Event described in Sections 6.2(a), 6.2(b) or 6.2(e);

(g)	in accordance with Sections 6.1(b)(ix) and 8.1(a)(viii) in the case of the Purchaser Damages Event described in Section 6.2(d); and

(h)	upon consummation of the Acquisition Proposal referred to therein in the case of the Purchaser Damages Event described in Section 6.2(c).

Following a Purchaser Damages Event, but prior to payment of the Purchaser Termination Fee, Company shall, and shall be deemed to, hold any amount owing to Purchaser under this Section 6.2 in trust for Purchaser. Company shall only be obligated to pay one Purchaser Termination Fee pursuant to this Section 6.2.

6.3	Purchaser Liquidated Damages

Each Party acknowledges that the Purchaser Termination Fee set out in Section 6.2 represents liquidated damages, which is a genuine pre-estimate of the damages, including opportunity costs, reputational damage and out- of-pocket expenditures, which Purchaser and its affiliates will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amount pursuant to Section 6.2 is the sole monetary remedy of Purchaser in respect of the events contemplated by Section 6.2; provided, however, that this limitation shall not apply in the event of fraud or wilful or intentional breach of this Agreement by Company and, in such circumstances, Purchaser may pursue an action against Company for damages. Nothing in Section 6.2 and this Section 6.3 shall, in circumstances where a Purchaser Termination Fee is not payable, otherwise preclude Purchaser from pursuing an action against Company for damages under a breach of this Agreement or any remedies under Section 10.8, including seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or agreements of Company set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith. In no event shall Company be obligated to pay the Purchaser Termination Fee on more than one occasion whether or not such fee may be payable at different times or upon the occurrence of different events.

Article 7
AMENDMENT

7.1	Amendment

This Agreement may at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to or authorization on the part of the Company Shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that, no such amendment reduces or materially adversely affects the consideration to be received by a Company Shareholder without approval by the affected Company Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Amendment of Plan of Arrangement

The Parties may agree to amend the Plan of Arrangement as set forth in Article 6 of the Plan of Arrangement.

Article 8
TERMINATION

8.1	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Date:

(i)	by mutual written consent of Purchaser and Company;

(ii)	by either Purchaser or Company if the Arrangement Resolution shall have failed to receive the requisite votes of the Company Shareholders for approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(iii)	by either Purchaser or Company if a change in Applicable Laws is enacted, made, enforced or amended that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from completing the Arrangement, and such Applicable Law has, if applicable, become final and non-appealable, on the condition that: (A) the Party seeking to terminate this Agreement has used its commercially reasonable efforts to, as applicable, appeal or overturn such Applicable Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and (B) the enactment, making, enforcement or amendment of such Applicable Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iv)	by either Purchaser or Company if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate the Agreement under this Section 8.1(a)(iv) shall not be available to the Party whose failure to fulfill any of its covenants or obligations in this Agreement has been the sole cause of, or resulted in, the failure of the Effective Time to occur by such date;

(v)	by Purchaser if the conditions set forth in Sections 5.1 and 5.2 (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) have not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date; provided that Purchaser has complied with Section 5.4 and Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 5.1 and 5.3 not to be satisfied;

(vi)	by Company if the conditions set forth in Sections 5.1 and 5.3 (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) have not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date; provided that Company has complied with Section 5.4 and Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 5.1 and 5.2 not to be satisfied;

(vii)	by Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section 6.2; or

(viii)	by Company to accept, recommend, approve or enter into an agreement to implement a Superior Proposal; provided that: (A) Company has complied with its obligations set forth in Section 6.1; and (B) Company concurrently pays the Purchaser Termination Fee to Purchaser.

(b)	If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.1, this Agreement shall forthwith become void and be of no further force or effect and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set out in any of Section 1.5, Section 1.7, Section 1.12, Section 2.1(c), Section 4.3, Section 6.2 (provided in the case of Section 6.2, the right of payment arose, other than with respect to Section 6.2(c), prior to or in connection with the termination of this Agreement), Section 6.3, Article 9 and Article 10, all of which survive such termination. Unless otherwise provided herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party at law or in equity. For greater certainty, the termination of this Agreement pursuant to this Article 8 shall not: (i) subject to Section 6.3, relieve either Party from liability for any fraud or wilful breach by it of this Agreement that occurred prior to the date of termination; or (ii) affect the rights or obligations of either Party under the Confidentiality Agreement, which shall remain in full force and effect, subject to any further agreement of the Parties.

Article 9
NOTICES

9.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally, delivered by overnight courier or sent by email transmission:

(a)	in the case of Purchaser, to:

Precision Drilling Corporation

Suite 800, 525-8th Avenue S.W.

Calgary, AB, T2P 1G1

Attention:	Chief Financial Officer
Email:

with a copy to (which shall not constitute notice):

Osler, Hoskin & Harcourt LLP

Suite 2700, Brookfield Place

225 – 6th Avenue S.W.

Calgary AB T2P 1N2

Canada

Attention:	Andrea Whyte / Justin Sherman
Email:	awhyte@osler.com / jsherman@osler.com

(b)	in the case of Company, to:

CWC Energy Services Corp.

Suite 2910, 605 – 5th Avenue S.W.

Calgary, AB T2P 3H5

Attention: President and Chief Executive Officer

Email:

with a copy to (which shall not constitute notice):

Burnet, Duckworth & Palmer LLP

Suite 2400, 525 – 8th Avenue S.W.

Calgary, AB T2P 1G1

Attention: James Kidd

Email: jlk@bdplaw.com

or such other address as either Party may, from time to time, advise the other Party by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such email transmission is received.

Article 10
GENERAL

10.1	Non-Survival of Representations and Warranties

No investigation by or on behalf of, or knowledge of, a Party, will mitigate, diminish or affect the representations or warranties made by the other Party in this Agreement or any certificate delivered by such other Party pursuant to this Agreement. The respective representations and warranties of the Parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 10.1 shall not limit any undertaking, obligation, covenant or agreement of whatever nature of a Party or any of its subsidiaries which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

10.2	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

10.3	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior written consent of the other Party, except that Purchaser may assign all or a portion of its rights under this Agreement to any subsidiary of Purchaser (including AcquisitionCo) but no assignment shall relieve Purchaser of any of its obligations hereunder.

10.4	Public Communications

Each of Purchaser and Company agree to consult with each other prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement or making any filing with any Governmental Authority with respect thereto. Without limiting the generality of the foregoing, neither Party shall issue any press release regarding the Arrangement, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Party and reasonable opportunity for comment; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any such disclosure required in accordance with Applicable Laws. If such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

10.5	Costs

Except as otherwise expressly provided for in Article 3 and Article 6, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Arrangement is completed.

10.6	Severability

If any one or more of the provisions or parts contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts shall not in any way be affected or impaired by the severance of the provisions or parts so severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.7	Further Assurances

Each Party shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.8	Specific Performance

Purchaser and Company agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the other Party in accordance with the terms hereof. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or otherwise to obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

Each Party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and the Parties further agree that (i) by seeking the remedies provided for in this Section, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including any monetary damages, provided that under no circumstances will a Party be entitled to both a grant of specific performance or other equitable remedies provided for in this Section 10.8 and any monetary damages), and (ii) nothing set forth in this Section 10.8 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.8 prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 10.8 or anything set forth in this Section 10.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter.

10.9	Time of Essence

Time shall be of the essence of this Agreement.

10.10	Applicable Laws and Enforcement

This Agreement shall be governed, including as to validity, interpretation and effect, by the Applicable Laws of the Province of Alberta and the Applicable Laws of Canada applicable therein. The Parties hereby irrevocably submit and attorn to the exclusive jurisdiction of the courts of the Province of Alberta located in Calgary, in respect of all matters arising out of this Agreement.

10.11	Waiver

Either Party may, on its own behalf only: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance with the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.12	Third Party Beneficiaries

Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including any Company Shareholder, director, officer or employee) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing sentence, the provisions of Sections 2.4(h), 2.4(i) 2.7(f), , 3.2(a), and 3.2(b) are: (a) intended for the benefit of all such directors, officers and employees and shall be enforceable by each of such persons and their respective heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Company and Purchaser shall hold the rights and benefits of such Sections in trust for and on behalf of the Third Party Beneficiaries and Company and Purchaser hereby accept such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.13	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PRECISION DRILLING CORPORATION
By:
Name:	Carey T. Ford
Title:	Chief Financial Officer

CWC ENERGY SERVICES CORP.
By:
Name:	Duncan Au
Title:	President and Chief Executive Officer